03029491

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Canadian Utilities Limited

*CURRENT ADDRESS 1400, 909 - 11th Avenue SW

Calgary, Alberta T2R 1N6

(Canada)

**FORMER NAME

**NEW ADDRESS

PROCESSED

AUG 27 2003

THOMSON FINANCIAL

FILE NO. 82- 34744 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 8/21/03

2001 ANNUAL REPORT



CANADIAN UTILITIES LIMITED
An ATCO Company

PEOPLE PERFORMANCE RESULTS

Table of Contents



CU

Notice of Annual Meeting

The Annual Meeting of Share Owners will be held at 10:00 a.m. M.D.T. Wednesday, May 8, 2002 at:
The Fairmont Hotel Macdonald
10065–100th Street
Edmonton, Alberta

CANADIAN UTILITIES LIMITED

An ATCO Company

Canadian Utilities Limited is an Alberta-based corporation with four principal Business Groups that are active worldwide. Canadian Utilities' core business values include transparency in people and business processes, current achievement, long-term growth with a strong balance sheet, and commitment to change with implementation of best practices. Canadian Utilities includes more than 5,000 employees and managers who operate in the Power Generation, Logistics and Energy Services, Technologies, and Utilities Business Groups. During 2001, the Business Groups continued to build value for share owners by improving ongoing operations and capturing new business opportunities often of a "greenfields" nature.

Strength in PEOPLE

5,000
Employees

1,000,000
Customers

21,400
Suppliers

CANADIAN UTILITIES LIMITED

An ATCO Company

Canadian Utilities' companies are focused on four key areas of operation: Power Generation (development of independent power generation projects); Logistics and Energy Services (project management and logistics support as well as natural gas processing and transportation); Technologies (information technology support services and customer care operations) and Utilities (transmission and distribution of natural gas and electricity).

Power Generation

Logistics and Energy Services


North America
Europe
Australia
North Warning System Sites Managed by ATCO Frontec and Other ATCO Frontec Project Locations
ATCO Power Independent Power Generation Projects


Revenue
(percentage by segment)
Logistics & Energy Services (17%)
Utilities (65%)
Power Generation (18%)


Total Assets
(percentage by segment)
Logistics & Energy Services (16%)
Other & Corporate (1%)
Utilities (46%)
Power Generation (37%)

Technologies

Utilities

PERFORMANCE

Five Year Total Return on $100 Investment

The graph below compares the cumulative shareholder return over the last five years on the Class A non-voting and Class B common shares of the Corporation (assuming a $100 investment was made on December 31, 1996) with the cumulative total return of the TSE 300 Composite Index and the TSE Gas/Electrical Subindex, assuming reinvestment of dividends.



$200
$180
$160
$140
$120
$100
'96
'97
'98
'99
'00
'01
YEARS

	CUMULATIVE RETURN	COMPOUND GROWTH RATE
CU CLASS A NON-VOTING	**$199**	**14.8%**
CU CLASS B COMMON	**$196**	**14.4%**
TSE 300	**$140**	**7.0%**
TSE GAS/ELECTRICAL	**$174**	**11.7%**

RESULTS

Financial Highlights

(millions of Canadian dollars except per share data)	2001	2000
FINANCIAL		
Revenues	**3,500.1**	2,923.1
Earnings attributable to Class A and Class B shares	**237.1**	227.4
Total assets	**5,392.3**	5,390.1
Class A and Class B share owners' equity	**1,643.8**	1,526.5
Cash flow from operations	**500.4**	490.0
Capital expenditures – net	**614.0**	447.0
CLASS A NON-VOTING AND CLASS B COMMON SHARE DATA		
Earnings per share	**3.74**	3.59
Diluted earnings per share	**3.72**	3.58
Dividends paid per share	**1.88**	1.80
Equity per share	**25.96**	24.11
Shares outstanding	**63,317,035**	63,305,835
Weighted average shares outstanding	**63,315,041**	63,328,162

Earnings per Class A and Class B Share
(dollars)



4.0
3.0
2.0
1.0
0
'97 '98 '99 '00 '01
Earnings Retained per Share
Dividends Paid per Share

Total Return on $100 Investment
(dollars)



200
160
120
80
40
0
'97 '98 '99 '00 '01
Class A Non-voting
Class B Common

Class A and Class B Share Owners' Equity
(millions of dollars)



2,000
1,600
1,200
800
400
0
'97 '98 '99 '00 '01

Total Assets
(millions of dollars)



6,000
5,000
4,000
3,000
2,000
1,000
0
'97 '98 '99 '00 '01

Letter
to the Share Owners



R.D. (Ronald) Southern, Co-Chairman and Chief Executive Officer
N.C. (Nancy) Southern, Co-Chairman and Chief Executive Officer.

We are happy and pleased to report that 2001 was a record year for the owners of Canadian Utilities shares and marked the 12th consecutive year of increased earnings growth.

At a time when numerous organizations under pressure to perform well . . . . have faltered . . . . there has been considerable concern expressed regarding corporate credibility . . . . and in particular . . . . corporate governance.

We hope you will find it both reassuring and wholly appropriate that we revisit the architecture of our beliefs and methods of operating, which have provided the building blocks for our achievements over these many years.

Canadian Utilities is a group of companies with a firm belief that the principles under which we operate are at least as important as the profits we make.

Our goal, and that of our Directors and Officers since our founding more than fifty years ago . . . . is to continue to provide an organization, people and processes of Excellence[1].

1 Excellence (as affirmed in the ATCO Group of Companies). . . . "going far beyond the call of duty. Doing more than others expect. This is what excellence is all about. It comes from striving, maintaining the highest standards, looking after the smallest detail and going the extra mile. Excellence means caring. It means making a special effort to do more."

Share owners can be confident that we will maintain a strong and prudent balance sheet with the financial capacity to support our growth . . . . we will continue to bring careful scrutiny and diligence to our capital expenditures . . . . recognizing . . . . it is important not to let our growth mask serious future liabilities.

We will maintain cost controls and asset reliability . . . . and . . . . we will remain in the forefront in safety and environmental protection.

With respect to our method of operating . . . .

It is important to note that the relationship between our Directors . . . . Office of the Chairman . . . . Managing Directors . . . . and our subsidiaries is one of unusual transparency . . . . situational leadership . . . . and . . . . extraordinary teamwork.

This distinguishing managerial process has become our group's greatest strength and allows us to deliver premium performance . . . . and . . . . positive . . . . differentiating results . . . . in every year of the business cycle.

With our steadfast dedication to this method of operating, our planning and business processes have constantly improved and have resulted in simple annual subsidiary Business Plans that everyone understands . . . . and that everyone can execute in a genuinely determined fashion.

Canadian Utilities is governed by a total of ten outside Directors and three inside Directors.

A significant number of outside Directors also serve on our four business unit boards, as well as the boards of our smaller subsidiaries and joint venture companies.

The board has two "Lead" Directors working closely with the executives of the group, who provide a notable level of leadership, recommendations and surety for their colleague Directors.

One Lead Director chairs our Governance, Succession and Compensation Committee, as well as our Crisis Management Committee . . . . and the other leads our development of policies and business processes.

Five Directors serve as Designated Audit Directors ("DAD's") for business units.

The "DAD's" objectives are to:

- Ensure the accuracy of each subsidiaries' financial statements . . . . and further to . . . .
- Confirm that each subsidiary has identified and mitigated all material risks.

They report and make recommendations to both the Audit Committee and the Risk Review Committee.

In April of each year, all Directors and senior Officers meet for four days to establish strategies and planning for subsequent years. These deliberations and Directors' recommendations mark the beginning of the following three year Business Plan, under the direction of our Office of Budgets and Planning.

In addition, at four regularly scheduled meetings and numerous additional meetings of great transparency, Canadian Utilities' Directors give decisions based on their broad national and international experience . . . . they are tireless in their commitment and dedication to both our strategic and operational decisions on behalf of all share owners . . . . they are also a constant source of advice, counsel and strength to all Officers of Canadian Utilities.

Canadian Utilities' final strategies, objectives and budgets are finalized for the next three years in November of each year.

Goals for subsequent outreach years are set anew on an annual basis.

In addition to profitability, great attention is given to achieving balance sheet strength for liquidity and key financial ratio targets.

The current year's objectives and Business Plans, agreed by all Officers and approved by Directors, are not subject to alteration during the performance period.

Four times a year, senior Officers gather for a review based on key performance indicators submitted on the closing day of each month. This daylong peer group review agrees current tactics and initiatives to manage forward on a monthly basis . . . . profit and balance sheet achievement of our annual goals are the overriding consideration of these meetings.

Our organization is compact.

We utilize a small Office of the Chairman and head office structure of highly specialized people in the core areas of Finance, Secretarial, Insurance, Audit, Policies and Procedures, Human Resources, Communications and group wide operations including Treasury and the Office of Budgets and Planning.

Our operations are headed by our President and four Managing Directors, responsible for groupings of our 12 Principal Operating Subsidiaries and all of them met their strategic operational and balance sheet goals this year.

Importantly . . . . with the exception of ATCO Utilities group, all of our Principal Operating Subsidiaries also met or exceeded their profit objectives.

Our Gas and Electric subsidiaries fell short . . . . through no fault of their own . . . . as a consequence of 6.9 percent warmer than normal weather and disappointing regulatory decisions . . . . a number of which are being appealed.

- In terms of notable accomplishments . . . . while it might not be for us to say . . . . it has been a splendid 12 years of achievement . . . . and . . . . 2001 was no exception!

Extensive details on our operations are provided in the body of this report and we commend them to you.

We would, however, like to highlight our financial results which affect share owners' values so directly.

- Record Earnings of $237.1 million or $3.74 per share
- Record Capital Expenditures of $735 million
- Dividends increased by $0.08 in 2001 to $1.88 per share

Of course . . . . none of our achievements of the past . . . . nor any we might contemplate in the future . . . . would be possible without our executives who bring enormous personal energy and situational leadership to our plans . . . . and . . . . who have the ability to energize our people with a passionate belief that . . . . it is our **customers** alone who determine our success . . . . and that serving them to the very best of our ability . . . . is the responsibility of <u>every</u> Canadian Utilities employee.

We feel tremendously privileged and deeply honored to work with these men and women who make up our enterprises, and on your behalf, we would like to thank them for their loyalty and commitment to making your investment in Canadian Utilities a notable success.

2002 may well usher in a period of unpredictable international developments with muted economic growth and opportunities . . . . but . . . . we are confident that, regardless of the circumstances, we will achieve worthy results in the years ahead.

Respectively submitted,

"Signed"

N.C. Southern
Co-Chairman and Chief Executive Officer

"Signed"

R.D. Southern
Co-Chairman and Chief Executive Officer

Operations
PEOPLE PERFORMANCE RESULTS



Canadian Utilities senior operations management group includes: (left to right) J.R. (Dick) Frey, Managing Director, Utilities; G.K. (Gary) Bauer, Managing Director, Power Generation; S.W. (Siegfried) Kiefer, Managing Director, Technologies; C.O. (Craighton) Twa, President & Chief Operating Officer, Canadian Utilities Limited; M.M. (Michael) Shaw, Managing Director, Logistics & Energy Services.

OPERATIONAL HIGHLIGHTS OF 2001:

Power Generation

- ATCO Power had six power plants under construction in 2001 with a total value of $733 million and completed an off-take agreement with Coral Energy for the proposed 580 megawatt (MW) Brighton Beach power plant in Ontario.

Logistics and Energy Services

- ATCO Frontec provided Canadian peacekeeping logistics support in Bosnia.
- ATCO Pipelines completed the 116 kilometre Muskeg River pipeline project.
- ATCO Midstream acquired Wolcott Gas Processing, including management of the Empress gas plant.

Technologies

- Technologies Group converted 600,000 customers to a new billing and customer care system for a total of 1,000,000 customers in Alberta.

Utilities

- ATCO Gas completed the sale of Viking-Kinsella natural gas properties for $550 million.
- ATCO Electric won a competitive bid to build a 240 kilovolt (kV) line and substation to the Albian Sands Energy project.

Power Generation

ATCO Power **Alberta Power (2000)**



Muskeg River Mine, near Fort McMurray, Alberta

The Muskeg River cogeneration project is located 75 kilometres north of Fort McMurray in Alberta and is 70 percent owned by ATCO Power and 30 percent by SaskPower International. It is a 170MW high-efficiency cogeneration plant that will supply reliable steam and power to the Athabasca Oil Sands extraction project. The plant is scheduled for completion in late 2002.

2001 was an active and significant year for growth of the Power Generation Group with strong overall plant performance; six new generation plants under construction with over 700MW of capacity; and the successful closings on four financings raising $612 million in non-recourse debt.

ATCO Power also entered into a long-term power off-take agreement for the entire output of the proposed 580MW gas-fired combined-cycle generating plant in Windsor, Ontario. In addition, the Group also progressed several other project developments in its target markets of Canada, the United Kingdom (U.K.), Australia and the U.S.

Growth in the Power Generation Group will be significant in the near term as four plants totaling 632MW are currently in construction and scheduled for completion during 2002.

CANADA

The Power Generation Group was formed at the beginning of 2001 with ATCO Power combining the operations of its independent power plants and ATCO Electric's previously regulated legacy plants in Alberta. The power industry in Alberta was deregulated on January 1, 2001 with the legacy plants now selling their output under long-term Power Purchase Arrangements.

The main legacy plants are the coal-fired stations at Sheerness and Battle River whose ownership is held in the Power Generation Group through Alberta Power (2000). Sheerness is a 760MW plant operated by ATCO Power and jointly owned with TransAlta Utilities. Battle River is a 680MW plant owned and operated by ATCO Power. Both of these plants achieved high availability operations for the year. Another legacy plant, the 144MW coal-fired H.R. Milner plant near Grande Cache, was sold to the Alberta Balancing Pool in early 2001 and ATCO Power has an operating agreement that expires in the fall of 2003.

The Group operates several proven technology, state-of-the-art, efficient gas-fired plants in Canada including McMahon in British Columbia (B.C.) and Primrose, Poplar Hill, Rainbow Lake, Joffre and Valleyview in Alberta. Installation of two 46MW units at each of Rainbow Lake and Valleyview were completed at year-end 2001. The Rainbow Lake plant is jointly owned with Husky Energy. Both of these units have commercial contracts with the Alberta Transmission Administrator to provide much needed system support for the transmissions system in the northwest region of the province.

Growth in the Power Generation Group will be significant in the near-term as four plants totalling 632MW are currently in construction and scheduled for completion during 2002. Two of these plants have SaskPower International as a partner. The 260MW Cory Cogeneration Project at the Potash Corporation of Saskatchewan plant near Saskatoon is jointly owned with SaskPower International, while the 170MW Muskeg River Cogeneration Project near Fort McMurray is 70 percent owned by the Group and 30 percent owned by SaskPower International. The Power Generation Group is the sole owner of the 170MW Scotford Upgrader Cogeneration Project and the 32MW Oldman River Dam Project near Pincher Creek. The Oldman Project is the first hydroelectric independent power project for the Group.



CORY COGENERATION PROJECT

- 260MW high efficiency cogeneration plant.
- Power off-take sold to SaskPower International under a long-term contract.
- Reliable steam supply to PCS potash mine.
- Located near Saskatoon, Saskatchewan.
- Jointly owned by ATCO Power and SaskPower International.
- Completion scheduled for late 2002.

In Ontario, progress towards deregulation allowed for the finalizing of a major new project. ATCO Power partnered with Ontario Power Generation on a 580MW gas-fired combined-cycle project in Windsor.



OLDMAN RIVER HYDROELECTRIC PLANT

- 32MW run-of-river hydro plant.
- Located at existing dam site near Pincher Creek, Alberta.
- Renewable electricity supply in southern Alberta.
- Completion scheduled for second quarter, 2002.

The project involves installation of a new generating station at an existing dam site and is scheduled for completion in the second quarter of 2002. This run-of-river hydro provides a new source of clean generation in southern Alberta where additional capacity is required.

In Ontario, progress towards market deregulation, to be effective May 1, 2002, allowed for the finalizing of a major new project. ATCO Power partnered with Ontario Power Generation to develop a 580MW gas-fired combined-cycle Brighton Beach Project in Windsor. The partners have entered into a long-term tolling agreement whereby Coral Energy will deliver natural gas fuel and purchase, market, and trade the entire output of the plant. Construction is scheduled to begin in the first quarter of 2002, with completion planned for the second quarter of spring 2004.

The Power Generation Group achieved financial close on four long-term, non-recourse debt financings involving eight independent power projects during 2001.

In April, ATCO Power and SaskPower International completed a $182 million non-recourse bond financing for the 260MW Cory Cogeneration Project. In May, ATCO Power finalized a $121 million non-recourse financing for the Scotford Cogeneration Project, while in December, it finalized a $159 million non-recourse financing for the Muskeg River Cogeneration Project in which SaskPower International acquired a 30 percent interest. ATCO Power also arranged $150 million of non-recourse financing for its Primrose, Poplar Hill, Valleyview, Rainbow Lake and Oldman River Dam generating stations.

UNITED KINGDOM / IRELAND

ATCO Power's principal U.K. asset is the 1,000MW gas-fired combined cycle plant at Barking in east London, England. The Company is the operator of the plant and has a 25.5 percent equity interest. ATCO Power is a joint owner with London Electricity of the Heathrow Cogeneration Plant at the major airport in London.

Development of a proposed 310MW cogeneration facility in Ireland with Bord Gais and Aughinish Alumina was suspended last year.

ATCO Power continues to work on project development opportunities in western Europe.

ATCO Power has a proven team of skilled employees to develop new opportunities, construct them on time and budget, and to operate them in an efficient and cost-effective manner.

AUSTRALIA

In Australia, ATCO Power's largest asset is the 180MW Osborne Cogeneration Plant near Adelaide that was commissioned in 1998. The new Bulwer Island Cogeneration Project commenced commercial operation on January 1, 2001. The 32MW plant supplies electricity and steam to the BP Bulwer Island Refinery in Queensland. The Project is part of the Queensland Clean Fuels Project, which received the Australian Construction Achievement Award in 2001. Both of these plants are jointly owned with Origin Energy. ATCO Power continues to pursue project development opportunities in Australia.

OUTLOOK

ATCO Power is well positioned to continue growing as a leading Canadian-based independent power producer. The Company has a wide portfolio of efficient generating assets with the vast majority of plant output sold on long-term contracts and financed with non-recourse loans. ATCO Power has a proven team of skilled employees to develop new opportunities, construct them on time and budget, and to operate them in an efficient and cost-effective manner.

The Company has several new projects under construction that will be completed during 2002 and others in various stages of development in the focus markets of Canada, the U.K., Australia, and the U.S.

"Signed"

G.K. Bauer
Managing Director, Power Generation



SHEERNESS GENERATING STATION

- 760MW legacy plant is a coal-fired station located near Hanna, Alberta.
- Initially commissioned in 1986 as a regulated power plant.
- Since deregulation, the output is now sold under a long-term power purchase agreement.
- Operated by ATCO Power.
- Jointly owned by ATCO Power and TransAlta Utilities.

Logistics and Energy Services

ATCO Pipelines ATCO Frontec ATCO Midstream



ATCO Pipeline installation near Exshaw, Alberta

New energy development projects throughout Alberta increased ATCO Pipelines' natural gas receipts to a record average 1.4 billion cubic feet per day during 2001. ATCO Pipelines relocated the main Banff pipeline that supplies natural gas to Canmore and Banff along the Canadian Pacific Railway track near Exshaw, Alberta.

The Logistics and Energy Services Group provides logistics and energy management services employing technologically advanced assets owned internally or by the customer. During 2001, Logistics and Energy Services Group companies worked to further develop their natural gas infrastructure in Alberta and position themselves to participate in opportunities surrounding the proposed natural gas pipelines and other northern development projects.

PIPELINES

ATCO Pipelines transports natural gas from producing fields to end-use markets and other pipelines. The Company maintains a disciplined approach to new facility investment and offers customers flexible rate and service options and access to the markets of their choice. These business principles position ATCO Pipelines to continue growing throughput volumes and earnings.

The natural gas industry's "midstream" segment – gathering, processing, liquids extraction and storage – has grown over the past decade and ATCO Midstream is an established and growing participant.

During 2001, receipts from natural gas processing plants increased to a record average 1.4 billion cubic feet per day. The 2001 capital program invested a record $77 million in pipelines and facilities. In December, ATCO Pipelines received a decision on its first general rate application, which established important principles for continued success within the increasingly competitive pipeline industry.

Major Projects

New pipeline and compression facilities generated 70 million cubic feet per day of new receipt volumes starting in the first quarter, providing customers with low-cost access to markets including the new Alliance Pipeline. In May, ATCO Pipelines completed a $37 million, 116 kilometre pipeline servicing the Shell Muskeg River Mine site and the ATCO Power cogeneration plant near Fort McMurray. ATCO Pipelines installed pipeline and metering stations for new cogeneration plants at Redwater and Carseland. Late in the year the Jasper loop project was completed, accommodating growing receipts from the Hinton-Edson region natural gas fields.

Going Forward

ATCO Pipelines will continue to pursue opportunities to increase receipts and deliveries and make cost-effective acquisitions of pipeline assets. Alberta's evolution to a competitive environment within the regulated gas transmission industry highlights the need for review of gas transmission policy to protect consumers and to ensure a level playing field for industry participants. ATCO Pipelines' negotiated industrial and producer settlements and regulated transportation rates expire at the end of 2002, requiring the re-design of competitive and value-added rates for its customers.

MIDSTREAM

The natural gas industry's "midstream" segment — gathering, processing, liquids extraction and storage — has grown over the past decade and ATCO Midstream is an established participant. ATCO Midstream adds value by providing cost-effective, timely, integrated solutions to clients' midstream needs. With interests in 17 gathering and processing facilities and 940 kilometres of raw natural gas pipeline in Alberta and Saskatchewan, the Company has a gross processing capacity of 1.9 billion cubic feet per day. ATCO Midstream focuses on developing strong relationships with key producers in their core areas.



ATCO MIDSTREAM: EMPRESS

- Acquired Wolcott Gas Processing Ltd. May 2001, including operatorship of the Empress gas processing plant.
- Wolcott acquisition triples ATCO Midstream's gas processing capacity.
- Empress gas plant produces 1.1 billion cubic feet of natural gas per day, and extracts ethane out of export natural gas.
- ATCO Midstream has interests in several process facilities in Alberta and Saskatchewan.

Customers expect very high performance, exacting a high degree of attentiveness, preparedness and diligence from the service provider.



NORTH WARNING SYSTEM

- Since 1988, ATCO Frontec has managed the North Warning System which includes 47 radar sites extending across the northern edge of the continent.
- The joint venture project called Nasittuq Corporation is owned 50 percent by ATCO Frontec and 50 percent by Pan Arctic Inuit Logistics.
- In December 2001, the project was awarded a five year extension to the management contract worth $300 million.
- The contract includes maintenance and repair of the radar sites, power generation, facility and equipment maintenance, fuel supply, quality management, environmental management, maintenance and repair and software testing.

Midstream Group Activities

The new Natural Gas Liquids (NGL) Business Unit extracts liquids at several processing and straddle plants. In May 2001, the Company acquired Wolcott Gas Processing Ltd., demonstrating its commitment to increase NGL production through a mix of acquisitions and internally-generated growth.

The Gas Gathering Group grew significantly. Early in 2001 the Company launched a joint venture with BP Canada to pool and develop gas-processing assets in the Cranberry and Chinchaga areas, providing 125 million cubic feet per day of capacity for area producers. In May, ATCO Midstream purchased the Widewater gathering and processing facility west of Slave Lake, which the Company believes will open up the region's full exploration potential, constrained by a lack of needed infrastructure. Also in May, another acquisition added interests in three processing facilities in Alberta and Saskatchewan.

ATCO Midstream's Storage and Hub Services Group operates the Carbon Storage Facility and has access to other facilities, providing storage services to third parties. Price uncertainty and narrow seasonal differentials made for a very challenging year.

Going Forward

Midstream business growth is expected to continue, as producers increasingly accept the third-party midstream model. ATCO Midstream expects producers to continue divesting midstream assets, creating growth opportunities. The developing Northern and Atlantic frontier areas offer significant opportunities. For NGLs, the current environment of volatile pricing and feedstock supply is expected to continue in 2002.

FRONTEC

ATCO Frontec provides management of sophisticated North American radar, electronics and communications systems; supply chain logistics for industrial and government clients; business partnerships with Aboriginal groups; and site services, fuel handling and management of remote facilities. Customers expect very high performance, exacting a high degree of attentiveness, preparedness and diligence from the service provider. Further, customers' security expectations increased following September 11. ATCO Frontec's high customer performance ratings demonstrate the Company's commitment to the highest service. There were no systems failures or security breaches during the September 11 crisis.

ATCO Frontec achieved a "superior" rating in the first year review of its contract to provide support services for Canadian Forces personnel deployed in Bosnia-Herzegovina.

2001 Operations

ATCO Frontec and joint venture partner Arctic Slope World Services received a 95.2 percent satisfaction rating for the U.S. Air Force Space Command's Solid State Phased Array Radar System, and an "excellent" rating for the U.S. Air Force's Alaska Radar System Project. ATCO Frontec achieved a "superior" rating in the first-year review of its contract to provide support services for Canadian Forces personnel deployed in Bosnia-Herzegovina.

In December, Nasittuq Corporation, a joint venture between ATCO Frontec and Pan Arctic Inuit Logistics Corporation, was awarded a $300 million, five-year contract to continue operations and maintenance of NORAD's North Warning System.

The Tli Cho Logistics joint venture between ATCO Frontec and the Dogrib Rae Band last winter delivered more than 45 million litres of diesel fuel, 5,000 truckloads of construction equipment and materials and a 600-person ATCO workforce housing facility to the Diavik diamond mine site in the Northwest Territories.

In late 2000, ATCO Frontec began providing support services including communications, billeting, catering, supply, transportation, utilities, maintenance, fuel handling and fire protection to Canadian Forces in Bosnia-Herzegovina. This two-year contract, with a one-year option, is the first major outsourcing of this kind.

Going Forward

ATCO Frontec will continue to enhance core competencies to renew and broaden existing contracts. ATCO Frontec is guiding the effort to position ATCO Group companies to participate in northern development projects. ATCO Frontec will pursue opportunities responding to NORAD, NATO, U.S. Air Force, Department of National Defence and United Nations' initiatives.

"Signed"

M.M. Shaw
Managing Director, Logistics and Energy Services



ATCO FRONTEC: BALKANS

- Two-year contract to provide support services to Department of National Defence (DND) in Bosnia-Herzegovina.
- $83 million contract, with one year customer renewal option.
- 400 employees (175 Canadian, 225 local employees).
- Includes: billeting, utilities, transportation, vehicle maintenance, fuel management, fire safety, catering, supply services, communications, environmental protection.
- Project received "superior" rating by DND.
- Experience will open up other offshore opportunities.

Technologies

ATCO I-Tek ATCO Singlepoint ATCO Travel Genics ASHCOR



ATCO I-Tek at work

ATCO I-Tek continued to deliver growth and solid service performance in 2001. In addition to implementing service for four new clients, ATCO I-Tek's existing customers renewed their agreements for another five-year term.

ATCO Technologies includes five companies with a mandate to grow through the delivery of high quality, value-added services and products to a diverse client group.

In 2001, the ATCO Technologies Group was expanded to include ATCO Travel, ASHCOR Technologies Ltd. and Genics Inc., in addition to ATCO I-Tek and ATCO Singlepoint.

Each of the companies in the Group brings to market innovative products and services which leverage technology to improve their clients' business performance.

Business Services delivered high quality customer care, call centre and billing services to their clients in 2001, effectively meeting the significant new demands created by continuing industry deregulation and the impact of high energy prices during the first quarter of the year.

ATCO I-TEK / ATCO SINGLEPOINT

ATCO I-Tek and ATCO Singlepoint provide call centre, customer care and billing services; information technology, network infrastructure; applications software development and integration services to a diverse client group throughout western and northern Canada, the U.S. and the U.K.

The companies continued to demonstrate growth and solid financial performance in 2001. In late 2001, ATCO I-Tek and ATCO Singlepoint were brought together into a single management structure.

The companies' growth strategy centres on three core lines of business: Business Services, Technologies, and Applications. Each of these lines of business will be marketed under ATCO I-Tek with ATCO Singlepoint retained as a trade name for the outsourced customer care and billing service package.

Business Services

Business Services delivered high quality customer care, call centre and billing services to their clients in 2001, effectively meeting the significant new demands created by continuing industry deregulation and the impact of high energy prices during the first quarter of the year.

Services included production and delivery of more than 12 million utility bills, handling of 1.5 million customer calls, and the collection of more than $2.2 billion in revenue on behalf of their clients.

ATCO I-Tek successfully converted more than 600,000 customers to ATCO-CIS, the new billing and customer care system, in early 2001.

The conversion completed the transfer of all ATCO's gas and electric customers to the ATCO-CIS system, which now handles approximately one million customer accounts monthly for ATCO Gas, ATCO Electric and City of Red Deer utility customers. This proprietary technology is an important asset in servicing the deregulating energy industry.



RED DEER CONVERGED UTILITY SERVICE

ATCO Singlepoint provides City of Red Deer customers with:

- Single monthly billing statement combining city water, garbage and recycling with ATCO Gas Services.
- "One-stop" call centre and payment services.
- Flexible and effective services and systems for today's evolving marketplace.

A key focus during 2001 was a continued emphasis on maintaining and enhancing the technology infrastructure to support the growing technology business needs of clients.



ATCO TRAVEL

ATCO Travel's partnership with Corporate Express provides clients with:

- Time-saving convenience in the busy Edmonton-Calgary travel corridor.
- Competitive pricing.
- Personalized service.

Technologies

Technologies provides technology infrastructure planning, implementation and technical support for more than 3,500 desktop and laptop computers and operates a network connecting more than 130 locations within the ATCO Group of companies. Its customer base increased significantly during 2001 with the implementation of services for four new clients and the renewal/extension of existing customer contracts for another five-year term.

A key focus during 2001 was a continued emphasis on maintaining and enhancing the technology infrastructure to support the growing technology business needs of clients. Service demand increased to over 67,000 requests, up from 50,000 service requests the previous year. A new centralized service request group and more automated tools were implemented to ensure high levels of customer support and more efficient customer response.

Applications

Applications develops, integrates and maintains more than 275 software products used by our clients. This group also plays a key role in providing applications planning and implementation throughout the ATCO Group of companies.

In support of ATCO Group's efforts to move towards a more standard information technology strategy, ATCO I-Tek and ATCO Singlepoint became the first ATCO companies to successfully implement an enterprise-wide financial application and infrastructure project.

ATCO TRAVEL

ATCO Travel is a leader in travel management serving corporate clients, the general travelling public and ATCO Group companies and employees.

The Company experienced solid growth of new accounts in 2001, opening a new office in Edmonton in the third quarter.

Although negatively affected by the North American economic downturn, the post-September 11 travel decline and the dramatic changes to the travel industry, the company finished the year with positive earnings and strengthening sales.

During 2001, ASHCOR continued to expand its geographic market into the British Columbia interior and northwestern Alberta, increasing the Company's sales by more than 20 percent over the previous year.

GENICS

Genics Inc. develops, manufactures and markets innovative, environmentally friendly wood preservatives for North American utility, commercial and residential markets.

In the U.S. during 2001, many utilities were testing Genics' products. In early 2001, after testing Genics' environmentally friendly CobraRod and wrap products, which inhibit rot, Duke Energy placed a large volume order for use in the company's 2002 utility pole test-and-treat program.

In Canada, product acceptance continued to strengthen with our existing clients confirming continuation of their test-and-treat programs. Hydro One in Ontario named Genics their "supplier of choice" to extend the life of its wood pole assets and in the fourth quarter, Genics completed a condition assessment audit of Hydro-Quebec's two million utility pole inventory.

ASHCOR Technologies

ASHCOR Technologies markets fly ash and other coal combustion products from ATCO Power's coal-fired generating stations in Alberta. Fly ash is a supplementary cementing material, used as a partial replacement for cement powder in concrete products and in oil well cements. ASHCOR continues to invest in research to develop new value-added uses for fly ash and other coal combustion products produced at ATCO's coal-fired generating stations in Alberta.

During 2001, ASHCOR continued to expand its geographic market into the British Columbia interior and northwestern Alberta, increasing the Company's sales by more than 20 percent over the previous year. ASHCOR continues to invest in research to develop new value-added uses for fly ash and other coal combustion products produced at ATCO's coal-fired generating stations in Alberta.

"Signed"

S.W. Kiefer
Managing Director, Technologies



GENICS

Genics manufactures and markets innovative, environmentally friendly wood preservatives:

- Many U.S. utilities are now testing Genics' products.
- Genics named by Hydro One of Ontario as their "supplier of choice" to extend the life of its wood poles.



ASHCOR Technologies

ASHCOR continued to expand its markets for fly ash sales in 2001:

- Recent drilling activity helped drive fly ash sales up to 70 percent over 2000 in the well cementing market.

Utilities

ATCO Gas ATCO Electric



ATCO Gas serviceman at work

ATCO Gas and ATCO Electric deliver safe, reliable energy to approximately one million natural gas and electricity customers in Alberta, Yukon and the Northwest Territories. Our employees live and work in the communities we serve to build, operate and maintain our delivery infrastructure. They are ready to respond to customer needs, 24 hours a day, 365 days a year.

ATCO Gas and ATCO Electric are focused on customer service through the safe and reliable delivery of electricity and natural gas. With combined assets of more than $2 billion and 2,150 employees, the two companies serve a combined customer base of more than 1,000,000.

The past year continued to be a growth phase for transmission assets in Alberta, representing opportunity for the Utilities Group. ATCO Electric constructed Alberta's first major electricity transmission line in more than a decade, and early in 2002 won the bid for a much larger transmission project.

Natural Gas System



ALBERTA
SASKATCHEWAN
WORSLEY
PEACE RIVER
FAIRVIEW
NAMPA
MCLENNAN
FORT MCMURRAY
SLAVE LAKE
GRANDE PRAIRIE
SWAN HILLS
COLD LAKE
MAYERTHORPE
LEGAL
EDMONTON
VEGREVILLE
GRANDE CACHE
HINTON
EDSON
VERMILLION
LLOYDMINSTER
DRAYTON VALLEY
VIKING
FIELD
CAMROSE
WETASKIWIN
JASPER
PROVOST
BATTLE RIVER
RED DEER
NEVIS
CORONATION
CARBON
BANFF
AIRDRIE
CALGARY
BROOKS
VULCAN
MEDICINE HAT
REGINA
FORT MACLEOD
BOW ISLAND
LETHBRIDGE
FOREMOST
CARDSTON
ATCO FACILITIES
Cranberry Processing Complex
Puskwaskau Gas Plant
Widewater
West Pembina Gas Plant
Riviere Gas Plant
Villeneuve Ethane Extraction Plant
Golden Spike Gas Plant
Carbondale Gas Plant
Fort Saskatchewan Ethane Extraction
Kinsella Gas Gathering
Scovil Lake Gas Plant
Edmonton Ethane Extraction Plant
Watelet Gas Plant
Integrated Gas System
Carbon Storage Facility
Empress
Wolstitmor
LEGEND
ATCO Midstream Facilities
Carbon Storage Facility
Compressor Stations (ATCO Pipelines)
ATCO Pipelines
ATCO Midstream
Alliance Partnership Pipeline
Other Gas Pipelines

ATCO PIPELINES DAILY TRANSPORTATION QUANTITIES
TJ per day



1600
1400
1200
1000
800
600
400
200
0
97
98
99
00
01
On-System Receipt
Industrial Deliveries
Core Market Deliveries

Electric Power System



The Yukon Electrical Company Limited
Northland Utilities (NWT) Limited
Northland Utilities (Yellowknife) Limited
BC
ALBERTA
SASKATCHEWAN
Indian Cabins
Steen River
Steen River Micro
Foggy Mountain
Peace Point
HIGH LEVEL
Garden Creek
Fox Lake
FORT CHIPEWYAN
Albian Ind. Sys./
Muskeg River
Chinchaga
Hunt Creek
Comet
Fort McMurray
Thickwood
McMahon
PEACE RIVER
Seal Lake
Little Horse
Fort McMurray
Crow Lake
Bullmoose
GRANDE PRAIRIE
Marten Hills
May
Ocelot
Brazion
SLAVE LAKE
Valleyview
Primrose
Station
Touchwood
Karr
COLD LAKE
H.R. Milner
Station
GRANDE CACHE
Spotter (Fir)
EDMONTON
Berland
LLOYDMINSTER
CORY COGEN
SASKATOON
Palisades
JASPER
Joffre
Cogen
Station
RED DEER
HANNA
Sheerness
Station
CALGARY
McNeil
Converter
Station
MEDICINE HAT
LETHBRIDGE
Oldman River
Hydroelectric Project

LEGEND

- ATCO Electric Isolated Generating Stations
- ATCO Electric Converter Station
- ATCO Power Projects
- ATCO Electric Transmission Lines
- Lines Owned by Others
- ATCO Electric Service Area
- Other Electric Utilities
- Unallocated

ATCO POWER PLANTS

Rainbow Lake	H.R. Milner
Muskeg River	Scotford
McMahon	Joffre
Primrose	Battle River
Poplar Hill	Sheerness
Sturgeon	Oldman River
Valleyview	Cory Cogen

In order to respond to customer inquiries and concerns, the companies added more customer assistance resources and extended hours in our customer assistance centres.

A YEAR OF EVOLVING MARKETS

ATCO Gas and ATCO Electric both took important steps to evolve into "pipes and wires" companies, focused solely on their core competencies of transmission and distribution of energy within Alberta. As part of this evolution, ATCO Gas and ATCO Electric largely moved out of energy production. ATCO also announced that it will sell its gas and electric retail operations (the supply and sale of energy to consumers).

Natural gas and electricity price volatility had significant impact. High prices continuing from the fall of 2000 were a major concern for customers and employees. In order to respond to customer inquiries and concerns about high energy prices, the companies added more people and extended the hours in our customer assistance centres. The Utilities Group also launched ATCO EnergySense, an energy management hotline, website and on-site evaluation service to help homeowners and businesses identify energy efficiency opportunities. Spot market prices for both commodities fell significantly through the year, enabling the companies to pass savings on to customers.

ATCO ELECTRIC

For ATCO Electric, the past year was dominated by regulatory proceedings and enabling retail competition. Some of the key developments were:

- Finalizing the systems and processes that facilitate transactions between energy retailers and retail customers;
- Aiding larger customers and municipalities in the transition to the new market-based structure;
- Completing an intensive schedule of regulatory applications and acting upon significant decisions from the Alberta Energy and Utilities Board (AEUB). Issues considered by the Board include:
  - ATCO Electric's 2001/02 Distribution Tariff;
  - The collection of deferred charges related to high electric prices during 2000;
  - An affiliate code of conduct, necessary for transactions between the non-regulated and regulated companies in the ATCO Group;



ELECTRICITY DEREGULATION

- Retail competition for electricity began January 1, 2001.
  - Large industrial customers must select a retailer.
  - Smaller customers can choose to stay on a regulated rate option (RRO) until 2003 for commercial customers and 2005 for residential and farm customers.
  - Government-mandated price cap for RRO takes effect.
  - Government implements electricity rebates to offset high market prices.
- Power purchase arrangements came into force on January 1, 2001.
- Market prices declined in the latter half of 2001.
- Utility companies submitted regulatory applications to recover costs for high electricity prices in 2000 and 2002 RRO energy procurement strategies and tariff design.
- Transmission Administrator in Alberta continues to implement competitive procurement of transmission capacity.
- Alberta government launches review to enhance effectiveness of the new industry.

While Albertans continued to pay the provincially-mandated rate of 11 cents per kilowatt-hour during 2001, ATCO Electric's purchasing strategy captured the fall in wholesale prices during the year, resulting in significant savings which the Company will pass on to customers.

- The framework for the 2002 regulated rate option; and
- The application for a purchased energy adjustment (a one-time cost recovery measure) to customers who leave the regulated rate option; and

- Establishing a non-regulated business arm, ATCO Utility Services, to pursue competitively bid transmission projects.

Growth in 2001

While Albertans continued to pay the provincially-mandated rate of 11 cents per kilowatt hour during 2001, ATCO Electric's purchasing strategy captured the fall in wholesale prices during the year, resulting in significant savings which the company will pass on to customers.

ATCO Electric and its subsidiaries, The Yukon Electrical Company Limited, Northland Utilities (NWT) Limited and Northland Utilities (Yellowknife)



ATCO Electric Lineman

With its proven experience, technical ability, commitment, financial strength and strong reputation, ATCO's Utilities Group is the premier distributor and transmitter of gas and electricity in the Province of Alberta.

Limited, delivered a total of 10,108 million kilowatt hours in 2001. Approximately 86 percent of this total was delivered to industrial and commercial customers.

Alberta's continued economic growth generated demand for new distribution and transmission facilities. During 2001, ATCO Electric invested $84.6 million in new distribution facilities and a further $50.7 million in transmission facilities, including:

- Cranberry-Kidney 144kV project. This 91 kilometre line and new substation near Red Earth, was energized in March 2001; and
- Muskeg River 240kV project. This 5 kilometre double-circuit line and new substation, energized in October 2001, connects Albian Sands/ATCO Power to the Alberta grid.

ATCO GAS

Gas prices spiked in late 2000 and forecasts of continuing high prices through 2001 prompted an annual gas cost recovery rate (a rate designed to minimize the effect of seasonal swings in market prices on customers). However, market prices began dropping early in 2001, and spot-market purchases enabled the company to lower natural gas retail prices by 44 percent in July and a further 35 percent, as well as a refund of more than $136 million to customers in November.

The total annual natural gas cost averaged $875 per residential customer in 2001 (after deducting the Alberta government natural gas rebate of $602), compared to approximately $625 the year before. The Company's customer base increased by 21,000 during 2001. Total sales decreased to 209 petajoules (PJ) in 2001 from 227 PJ in 2000, due to warmer than normal temperatures.

ATCO Gas' primary corporate objective for 2001 was to sharpen its focus on its core gas distribution business. ATCO Gas worked to divest its natural gas producing and storage properties. The Company sold its Viking-Kinsella fields to Burlington Resources for $550 million, of which customers will receive $406 million, the amount deemed to represent the future savings to customers if natural gas from Viking had continued to be delivered to their homes and businesses. ATCO Gas also sold its Lloydminster and non-company operated properties, for $16.9 million.

GOING FORWARD

With its proven experience, technical ability, commitment, financial strength and strong reputation, ATCO's Utilities Group is the premier distributor and transmitter of natural gas and electricity in the Province of Alberta. This experience will enable ATCO Gas and ATCO Electric to focus on these abilities as energy deregulation in Alberta requires expansion of energy delivery infrastructure.

Early in 2002, ATCO Utility Services was the successful bidder to construct a 400 kilometre, 260 kV line from Fort McMurray to Fort Saskatchewan. This $90 million project is to enter service in 2003.

"Signed"

J.R. Frey
Managing Director, Utilities

Environment and Community


V1218
ATCO

ATCO natural gas station in Banff, Alberta

In Banff National Park, ATCO Gas opened the first publicly accessible Natural Gas Vehicle Refueling Station located in a national park. This station exemplifies Canadian Utilites' commitment to environmental responsibility and community partnerships. ATCO Gas and ATCO Electric deliver safe, reliable energy to one million natural gas and electricity customers in Alberta, Yukon and the Northwest Territories.

All Canadian Utilities' companies are committed to being responsible members of the broader community. We work cooperatively and responsively with the communities near our existing and proposed facilities. We consult with our neighbours, provide information on the environmental impact of our activities, employ technologies that minimize the impact on the community and environment, ensure the safety of our work places and support community endeavours.

All Canadian Utilities' companies maintain detailed, formal environmental policies, which are reviewed and improved regularly. Canadian Utilities' companies are committed to operating all plants and facilities at or above the environmental and regulatory standards required by the jurisdictions in which they operate.

The Companies maintain health and safety policies committing them to providing a safe work environment. Where applicable, Canadian Utilities companies formulate and practice emergency response plans in order to maximize safety in the local community and minimize the impact of unexpected incidents.

Canadian Utilities' companies participate in local committees that maintain a meaningful two-way dialogue with the community in a variety of ways and on a continuous basis. Canadian Utilities funds or sponsors a variety of community and charitable initiatives, and Canadian Utilities' employees volunteer substantial amounts of personal time to participate in community and environmental activities.

During 2001, Canadian Utilities' companies carried out numerous community and environment-related initiatives and supported many community and environmental organizations, programs and events. These included:

- Award-winning recognition for voluntary reductions in greenhouse gas emissions;
- Input into the development of a Canada-wide standard on mercury;
- Receiving ISO 14001 registration for environmental management systems at the Sheerness Generating Station and operating the Company's other power plants up to this standard;
- Supporting and funding community infrastructure projects including a swimming pool at Forestburg and the cultural/community centre at Pincher Creek;
- Supporting numerous outside organizations through financial donations, volunteer time or donations in kind, including:
  - The Alberta Children's Hospital Foundation
  - The United Way
  - The Canadian Cancer Society
  - The Canadian Arthritis Society
  - Blood donor clinics and bus drives
  - Fundraising for local organizations, including the Mustard Seed Street Ministry, YWCA/Sheriff King Home and Calgary Inter-Faith Food Bank
  - The Salvation Army
  - UNICEF
  - The Juvenile Diabetes Research Foundation
- Employee Community Service Fund campaigns that distribute funds to a broad spectrum of charities;
- Active internal recycling programs for paper, bottles and computers, and Company use of recycled paper wherever possible; and
- In cooperation with Alberta Learning, donation of used computers to schools, libraries and special needs groups, such as the Cosmos Rehabilitation Society's Computer Learning Centre in Red Deer, which will help individuals with disabilities become involved in their community.



BOSANKI PETROVAC: BOSNIA

- ATCO Frontec led ATCO Group initiative to gather and ship two containers containing 7700 kilograms of used clothing and toys.
- Clothing and toys were welcomed by over 107 families in the particular refugee camp shown in the photo.
- Donations were received and distributed by the Red Cross and the UN High Commission for refugees in Bosnia to several locations throughout Bosnia.
- ATCO employees collected the clothing and toys in two weeks in September, which were shipped and received in Bosnia in mid-October.
- Some children had not attended school because they had no shoes. Footwear included in the shipment enabled these children to return to school.
- ATCO Frontec is helping to establish a new medical clinic in Bosnia.

Financial Overview

PEOPLE PERFORMANCE RESULTS



J.A. (James) Campbell, Senior Vice President, Finance & Chief Financial Officer.

RECORD PERFORMANCE IN 2001:

- Earnings per share increased by 4.2 percent to $3.74 per share.
- Common share dividends increased by 4.4 percent to $1.88 per share.
- Earnings increased by 4.3 percent to $237 million.
- Gross capital expenditures increased by $284 million (63 percent) to $735 million.
- Share owners' equity increased by $117 million to $1,644 million.

Earnings per Class A and Class B Share
(dollars)



4.0
3.0
2.0
1.0
0
'97 '98 '99 '00 '01
Earnings Retained per Share
Dividends Paid per Share

Earnings Attributable to Class A and Class B Shares
(millions of dollars)



250
200
150
100
50
0
'97 '98 '99 '00 '01

Gross Capital Expenditures
(millions of dollars)



800
600
400
200
0
'97 '98 '99 '00 '01

Capitalization
(millions of dollars)



5,000
4,000
3,000
2,000
1,000
0
'97 '98 '99 '00 '01
Equity
Preferred Shares
Debt

Management's
Responsibility for *Financial Reporting*

Management is responsible for the preparation of the consolidated financial statements, management's discussion and analysis and other financial information relating to the Corporation contained in this annual report. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles using methods appropriate for the industries in which the Corporation operates and necessarily include some amounts that are based on informed judgments and best estimates of management. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements.

Management has established internal accounting control systems to meet its responsibility for reliable and accurate reporting. These control systems are subject to periodic review by the Corporation's internal auditors.

PricewaterhouseCoopers, our independent auditors, are engaged to express a professional opinion on the consolidated financial statements.

The Board of Directors, through its Audit Committee, comprised of five non-management directors, oversees management's responsibilities for financial reporting. The Audit Committee meets regularly with management, the internal auditors and the independent auditors to discuss auditing and reporting on financial matters, to assure that management is carrying out its responsibilities and to review and approve the consolidated financial statements. The auditors have full and free access to the Audit Committee and management.

"Signed"

J.A. Campbell
Senior Vice President, Finance and Chief Financial Officer

"Signed"

K.M. Watson
Vice President, Finance and Controller

Auditors' Report
to the *Share Owners*

To the Share Owners of Canadian Utilities Limited

We have audited the consolidated balance sheets of Canadian Utilities Limited as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Signed: PricewaterhouseCoopers LLP"

Chartered Accountants
Calgary, Alberta
February 8, 2002

Consolidated Statement of Earnings and Retained Earnings

Year ended December 31 (millions of Canadian dollars except per share data)	Note	2001	2000
Revenues		$ **3,500.1**	$ 2,923.1
Costs and expenses			
Natural gas supply		**1,318.6**	1,006.4
Purchased power		**366.5**	115.8
Operation, maintenance and administration		**883.0**	867.9
Depreciation and depletion		**241.7**	238.7
Interest	7	**198.6**	196.0
Dividends on preferred shares		**-**	0.6
Franchise fees		**117.6**	100.1
		3,126.0	2,525.5
		374.1	397.6
Interest and other income	2	**44.0**	26.0
Earnings before income taxes		**418.1**	423.6
Income taxes	3	**164.0**	179.4
Net earnings		**254.1**	244.2
Dividends on equity preferred shares		**17.0**	16.8
Earnings attributable to Class A and Class B shares		**237.1**	227.4
Retained earnings at beginning of year		**1,022.6**	913.0
		1,259.7	1,140.4
Dividends on Class A and Class B shares		**119.0**	114.0
Direct charges	4	**3.8**	3.8
Retained earnings at end of year		$ **1,136.9**	$ 1,022.6
Earnings per Class A and Class B share		$ **3.74**	$ 3.59
Diluted earnings per Class A and Class B share		$ **3.72**	$ 3.58
Dividends paid per Class A and Class B share		$ **1.88**	$ 1.80

Consolidated Balance Sheet

As at December 31 (millions of Canadian dollars)	Note	2001	2000
ASSETS			
Current assets			
Cash and short-term investments	13	**$ 253.6**	$ 154.1
Accounts receivable		**439.6**	629.2
Inventories		**117.1**	135.6
Income taxes recoverable		**–**	24.8
Future income taxes	3	**1.9**	–
Deferred natural gas costs		**3.9**	135.1
Deferred electricity costs		**27.4**	87.8
Prepaid expenses		**21.8**	16.3
		865.3	1,182.9
Property, plant and equipment	5	**4,362.9**	4,007.0
Security deposits for debt		**23.6**	22.4
Deferred electricity costs		**21.6**	86.0
Other assets	6	**118.9**	91.8
		$ 5,392.3	$ 5,390.1
LIABILITIES AND SHARE OWNERS' EQUITY			
Current liabilities			
Bank indebtedness		**$ 11.7**	$ 117.4
Accounts payable and accrued liabilities		**451.6**	689.9
Income taxes payable		**105.5**	–
Future income taxes	3	**–**	55.2
Non-recourse long-term debt due within one year	7	**37.3**	26.7
		606.1	889.2
Future income taxes	3	**205.0**	172.3
Deferred credits	8	**66.6**	43.0
Notes payable	9	**4.6**	197.1
Long-term debt	7	**1,855.9**	1,865.5
Non-recourse long-term debt	7	**673.8**	360.0
Equity preferred shares	10	**336.5**	336.5
Class A and Class B share owners' equity			
Class A and Class B shares	11	**506.7**	506.4
Retained earnings		**1,136.9**	1,022.6
Foreign currency translation adjustment		**0.2**	(2.5)
		1,643.8	1,526.5
		$ 5,392.3	$ 5,390.1

"Signed"

C.O. Twa
Director

"Signed"

B.K. French
Director

Consolidated Statement of Cash Flows

Year ended December 31 (millions of Canadian dollars)	Note	2001	2000
Operating activities			
Earnings attributable to Class A and Class B shares		$ **237.1**	$ 227.4
Non-cash items included in earnings			
Depreciation and depletion		**241.7**	238.7
Future income taxes		**37.3**	8.6
Other – net		**(15.7)**	15.3
Cash flow from operations		**500.4**	490.0
Changes in non-cash working capital	12	**241.1**	(139.9)
		741.5	350.1
Investing activities			
Capital expenditures – net		**(614.0)**	(447.0)
Contributions by utility customers for extensions to plant		**38.6**	41.2
Non-current deferred electricity costs		**64.4**	(86.0)
Changes in non-cash working capital	12	**2.2**	68.5
Other		**(2.3)**	(8.8)
		(511.1)	(432.1)
Financing activities			
Change in notes payable		**(192.5)**	116.4
Issue of long-term debt		**212.9**	219.1
Issue of non-recourse long-term debt		**345.5**	9.3
Repayment of long-term debt		**(222.2)**	(68.1)
Repayment of non-recourse long-term debt		**(27.9)**	(23.1)
Redemption of preferred shares		**–**	(34.1)
Issue (purchase) of Class A shares		**0.3**	(1.7)
Dividends paid to Class A and Class B share owners		**(119.0)**	(114.0)
Income tax reassessment	3	**(12.9)**	–
Changes in non-cash working capital	12	**(14.4)**	(18.8)
Other		**2.9**	(9.5)
		(27.3)	75.5
Foreign currency translation		**2.1**	(2.9)
Cash position[1]			
Increase (decrease)		**205.2**	(9.4)
Beginning of year		**36.7**	46.1
End of year		$ **241.9**	$ 36.7

[1] *Cash position includes cash and short-term investments less current bank indebtedness.*

Notes to Consolidated Financial Statements

December 31, 2001
(tabular amounts in millions of Canadian dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The consolidated financial statements include the accounts of Canadian Utilities Limited and its subsidiaries, including a proportionate share of joint venture investments ("Canadian Utilities"). Principal operations are Utilities (ATCO Electric, ATCO Gas, ATCO Utility Services), Power Generation (ATCO Power, Alberta Power (2000)), Logistics and Energy Services (ATCO Pipelines, ATCO Midstream, ATCO Frontec), Industrials (ASHCOR Technologies, Genics) and Technologies (ATCO Singlepoint, ATCO I-Tek). Significant joint venture investments include Thames Power Limited and several cogeneration plants.

Certain comparative figures have been reclassified to conform to the current presentation.

Regulation

ATCO Electric, ATCO Gas and ATCO Pipelines ("regulated operations") are regulated primarily by the Alberta Energy and Utilities Board ("AEUB"), which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination.

Revenue Recognition

Revenues are recognized on the accrual basis and include an estimate of services provided but not yet billed.

Revenues resulting from the supply of contracted services are recorded by the percentage of completion method. Full provision is made for any anticipated loss.

Natural Gas Supply

Natural gas supply expense is based on the forecast cost of natural gas included in customer rates. Variances from forecast costs are deferred until such time as approval from the AEUB is obtained for refund to or collection from customers through revised rates and natural gas supply expense is adjusted accordingly.

Purchased Power

Purchased power expense is based on the actual cost of electricity purchased. The amount included in customer rates for purchased power is based on forecast, with most variances from forecast recorded as deferred electricity costs. These costs remain deferred until such time as they are refunded to or collected from customers in accordance with approval from the AEUB.

Income Taxes

The regulated operations follow the method of accounting for income taxes that is consistent with the method of determining the income tax component of their rates. When future income taxes are not provided in the income tax component of current rates, such future income taxes are not recognized to the extent that it is expected that they will be recovered from customers through inclusion in future rates.

Other subsidiaries follow the liability method of accounting for income taxes. Under this method future tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax liabilities and assets are measured using enacted and substantively enacted tax rates. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

Inventories

Inventories are valued at the lower of average cost or net realizable value.

Property, Plant and Equipment

The regulated operations include in capital expenditures an allowance for funds used during construction at rates approved by the AEUB for debt and equity capital. Capital expenditures in the other subsidiaries include capitalized interest incurred during construction.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Certain regulated additions are made with the assistance of non-refundable cash contributions from customers when the estimated revenue is less than the cost of providing service or where special equipment is needed to supply the customers' specific requirements. These contributions are amortized on the same basis as, and offset the depreciation charge of, the assets to which they relate. Property, plant and equipment is disclosed net of unamortized contributions.

Depreciation is provided on assets on a straight-line basis over their estimated useful lives. Depreciation rates for regulated assets are approved by the AEUB. For certain assets these approved depreciation rates include a provision for future removal costs and site restoration costs. On retirement of depreciable regulated assets, the accumulated depreciation is charged with the cost of the retired unit, net disposal costs and site restoration costs.

Deferred Financing Charges

Issue costs of long-term debt are amortized over the weighted average life of the debt and issue costs of preferred shares are amortized over the expected life of the issue. Unamortized premiums and issue costs of redeemed long-term debt and preferred shares relating to regulated operations are amortized over the life of the issue funding the redemption.

Deferred Availability Incentives

Effective January 1, 2001, under the terms of various Power Purchase Arrangements ("PPA") Canadian Utilities became subject to an incentive/penalty regime related to generating unit availability. The PPA allows Canadian Utilities to bill the PPA counterparty for availability in excess of predetermined targets but also obligates it to pay the counterparty a penalty when the availability target is not achieved. The intent of the PPA is that these payments will result in no net cash inflow or outflow to Canadian Utilities over the term of the PPA. Accordingly these payments have been recorded as deferred credits on the balance sheet (see note 8) in recognition of their anticipated repayment to the PPA counterparties in future periods.

Should penalties exceed the accumulated incentives plus reasonably expected future incentive billings for any of the individual PPA's, the shortfall will be recognized in income in the year the shortfall occurs.

Notes Payable

Under bank loan agreements that are renewed on a continuing basis, Canadian Utilities may issue commercial paper or borrow directly from the bank. These borrowings allow Canadian Utilities to manage the amount and timing of long-term debt, preferred share and equity issues and are classified as long-term.

Long-Term Debt Due Within One Year

When Canadian Utilities intends to refinance long-term debt due within one year on a long-term basis and there is a written undertaking from an underwriter to act on Canadian Utilities' behalf with respect thereto, or sufficient capacity under long-term bank loan agreements to issue commercial paper or assume bank loans, then long-term debt due within one year is classified as long term.

Hedging

In conducting its business, Canadian Utilities uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

Gains and losses are recognized in income in the same period and in the same financial statement category as the income or expense from the hedged position.

Employee Future Benefits

Canadian Utilities accrues for its obligations under defined benefit pension and other post employment benefit plans. Costs of these benefits are determined using the projected benefits method prorated on service and reflects management's best estimates of investment returns, wage and salary increases, age at retirement and expected health care costs. Pension plan assets are reported at market value and expected return on plan assets is calculated based on market value. Experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, adjustments resulting from plan amendments, changes in assumptions and the net transitional liability or asset are amortized over the estimated average remaining service life of employees.

Employer contributions to the defined contribution pension plans are expensed as paid.

Stock-Based Compensation Plans

Canadian Utilities Limited has a stock option plan and a share appreciation rights plan, and participates in the share appreciation rights plan of its parent corporation, ATCO Ltd., all of which are described in note 11. No compensation expense is recognized

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

when stock options or share appreciation rights are granted. Any consideration paid by holders of the stock options upon exercise is credited to share capital. If stock options are repurchased, the consideration paid to the holders of the options is charged to retained earnings. Compensation expense for the share appreciation rights plans is accrued monthly to the date of vesting on the basis of the difference between the greater of the market price of the Canadian Utilities Limited Class A non-voting shares and the ATCO Ltd. Class I Non-Voting shares or the 12 month average market price thereof over the base value of the rights.

2. INTEREST AND OTHER INCOME

	2001	2000
Interest	$ **35.1**	$ 18.5
Allowance for funds used by regulated operations	**5.7**	4.4
Other	**3.2**	3.1
	$ **44.0**	$ 26.0

3. INCOME TAXES

The income tax provision differs from that computed using the statutory tax rates for the following reasons:

	2001		2000	
Earnings before income taxes	$ **418.1**	**%**	$ 423.6	%
Income taxes, at statutory rates	$ **176.0**	**42.1**	$ 189.0	44.6
Dividends on preferred shares	**–**	**–**	0.2	0.1
Allowance for funds used by regulated operations	**(1.0)**	**(0.2)**	(1.0)	(0.2)
Depreciation of capitalized allowance for funds used by regulated operations	**0.4**	**0.1**	3.7	0.9
Crown royalties and other non-deductible Crown payments	**9.2**	**2.2**	8.2	1.9
Earned depletion and resource allowance	**(13.5)**	**(3.2)**	(12.7)	(3.0)
Large Corporations Tax	**6.5**	**1.5**	7.0	1.6
Manufacturing and processing tax credit	**(4.1)**	**(1.0)**	(3.4)	(0.8)
Foreign tax rate variance	**(4.3)**	**(1.0)**	(3.4)	(0.8)
Non-deductible interest on foreign financing	**1.3**	**0.3**	1.7	0.4
Change in future income taxes resulting from reduction in tax rates	**(4.4)**	**(1.1)**	(1.8)	(0.4)
Unrecorded future income taxes	**(2.8)**	**(0.7)**	(11.6)	(2.8)
Other	**0.7**	**0.2**	3.5	0.9
	164.0	**39.2**	179.4	42.4
Current income taxes	**183.3**		118.2	
Future income taxes (recoveries)	$ **(19.3)**		$ 61.2	

	2001	2000
The future income tax liabilities (assets) comprise the following:		
Property, plant and equipment	$ **216.1**	$ 178.3
Deferred costs	**12.3**	62.2
Reserves	**(7.8)**	(6.5)
Tax loss carryforwards	**(0.8)**	(3.7)
Income tax reassessment	**(12.9)**	–
Other	**(3.8)**	(2.8)
	203.1	227.5
Less: Amounts included in current future income taxes	**(1.9)**	55.2
	$ **205.0**	$ 172.3

3. INCOME TAXES (continued)

Unrecorded future income taxes of the regulated operations amounted to $178.5 million at December 31, 2001. This balance includes $58.9 million in respect of Alberta Power (2000)'s generation facilities. Effective January 1, 2001, these facilities were deregulated through a system of power purchase arrangements approved by the AEUB. These unrecorded future taxes of $58.9 million will be recovered through future payments received in respect of the power purchase arrangements.

Expected future recoveries relating to tax loss carryforwards have been recorded in the amount of $0.8 million, of which $0.1 million expires at the beginning of 2009 and $0.7 million does not expire. In addition, there are tax loss carryforwards of $0.5 million for which no tax benefit has been recorded. These losses begin to expire in 2007.

Income taxes paid amounted to $50.6 million (2000 – $147.7 million).

Canadian Utilities received and paid an income tax reassessment of $12.9 million during the year relating to the 1996 disposal of ATCOR Resources Ltd. Management does not agree with this reassessment and is contesting this matter with tax authorities. Accordingly the payment has been recorded as a reduction of future income tax liabilities.

4. DIRECT CHARGES TO RETAINED EARNINGS

	2001	2000
Stock options settled	**$ 3.8**	$ 2.3
Class A shares purchased	**–**	1.5
	$ 3.8	$ 3.8

5. PROPERTY, PLANT AND EQUIPMENT

	2001			2000	
	Composite Depreciation Rates	**Cost**	**Accumulated Depreciation**	Cost	Accumulated Depreciation
Utilities	3.7%	**$ 3,918.8**	**$ 1,469.4**	$ 3,721.1	$ 1,365.8
Power Generation	3.3%	**2,316.5**	**647.2**	2,100.6	644.7
Logistics and Energy Services	4.3%	**999.7**	**316.3**	901.5	285.4
Other	16.2%	**52.8**	**26.0**	42.5	18.3
		$ 7,287.8	**2,458.9**	$ 6,765.7	2,314.2
Property, plant and equipment, less accumulated depreciation			**4,828.9**		4,451.5
Unamortized contributions by customers for extensions to regulated plant			**466.0**		444.5
			$ 4,362.9		$ 4,007.0

Accumulated depreciation includes amounts provided for future removal and site restoration costs, net of salvage value, of $220.7 million (2000 – $212.7 million).

Composite depreciation rates reflect total depreciation in the year as a percentage of mid-year cost, excluding construction work-in-progress of $402.9 million (2000 – $176.5 million) and non-depreciable assets of $59.1 million (2000 – $49.1 million).

6. OTHER ASSETS

	2001	2000
Accrued pension asset (note 15)	**$ 37.5**	$ 24.4
Costs deferred for recovery through future regulated rates	**27.0**	31.9
Deferred financing charges	**26.5**	11.7
Other	**27.9**	23.8
	$ 118.9	$ 91.8

7. LONG-TERM DEBT

		2001		2000
CU Inc. debentures				
1986 Series 9.85% due October 2006, redeemable October 2001	$	–	$	100.0
1986 Second Series 10.25% due December 2006, redeemable December 2001		–		90.0
1997 Medium Term Note 5.42% due November 2002		**68.0**		68.0
1993 Series 7.25% due September 2003		**60.0**		60.0
1994 Series 8.73% due June 2004		**100.0**		100.0
1995 Series 8.43% due June 2005		**125.0**		125.0
2001 4.84% due November 2006		**175.0**		–
1987 Series 12% due October 2007, redeemable October 2002		**125.0**		125.0
2000 6.97% due June 2008		**100.0**		100.0
1989 Series 10.20% due November 2009		**125.0**		125.0
1990 Series 11.40% due August 2010		**125.0**		125.0
2000 7.05% due June 2011		**100.0**		100.0
1999 Series 6.8% due August 2019		**300.0**		300.0
1990 Second Series 11.77% due November 2020		**100.0**		100.0
1991 Series 9.92% due April 2022		**125.0**		125.0
1992 Series 9.40% due May 2023		**100.0**		100.0
		1,728.0		1,743.0
ATCO Midstream Ltd. credit facility, at Bankers' Acceptance rates, due June 2004 [1]		**45.0**		45.0
ATCO Power Canada Ltd. credit facility, due March 2006:				
At fixed rates from 5.567% to 5.79%		–		30.7
At Bankers' Acceptance rates [1]		**48.0**		19.3
ATCO Power Australia Pty Ltd. credit facility, at Bank Bill rates, due May 2002, payable in Australian dollars [1]		**24.7**		17.1
Other long-term obligations, at rates from 4.00% to 8.87%		**10.2**		10.4
	$	**1,855.9**	$	1,865.5
Non-recourse				
Barking Power Limited project financing, due to 2010, payable in British pounds:				
At fixed rates averaging 7.95%	$	**95.7**	$	98.6
At London Interbank Offered Rate [1]		**157.0**		161.8
Osborne Cogeneration Pty Ltd. project financing, due to 2013, payable in Australian dollars:				
At fixed rate of 9.795%		–		52.0
At Bank Bill rates [1]		**2.6**		–
At fixed rate of 6.825%		**49.6**		–
McMahon cogeneration plant term facility, at 8.26% to 2003, at Bankers' Acceptance rates thereafter, due to 2004		**9.7**		13.6
Joffre cogeneration project financing:				
At Bankers' Acceptance rates, due to 2012 [1]		**0.9**		12.6
At London Interbank Offered Rate, due to 2012 [1]		–		16.1
At 7.161%, due to 2012		**37.3**		–
At 6.435% to 2004, at Bankers' Acceptance rates thereafter, due to 2012 [1]		**5.3**		–
At 8.59%, due to 2020		**32.0**		32.0
ATCO Power Alberta Limited Partnership project financing:				
At 7.067% to 2008, at London Interbank Offered Rate thereafter, due to 2016 [1]		**15.7**		–
At 7.29% to 2008, at London Interbank Offered Rate thereafter, due to 2016 [1]		**11.2**		–
At 7.25% to 2011, at London Interbank Offered Rate thereafter, due to 2016 [1]		**93.1**		–

7. LONG-TERM DEBT (continued)

Non-recourse (continued)	2001	2000
Cory cogeneration project financing:		
At 7.586%, due to 2024	**38.8**	–
At 7.601%, due to 2026	**34.0**	–
Scotford cogeneration project financing:		
At Bankers' Acceptance rates, due to 2014 [1]	**29.0**	–
At London Interbank Offered Rate, due to 2014 [1]	**7.3**	–
At 7.93%, due to 2022	**28.4**	–
Muskeg River cogeneration project financing:		
At Bankers' Acceptance rates, due to 2014 [1]	**22.2**	–
At London Interbank Offered Rate, due to 2014 [1]	**5.5**	–
At 7.56%, due to 2022	**35.8**	–
	711.1	386.7
Less: Amounts due within one year	**37.3**	26.7
	$ 673.8	$ 360.0

(1) The above Bankers' Acceptance, London Interbank Offered Rate and Bank Bill interest rates have additional margin fees.

The interest rates disclosed for certain of the non-recourse debt obligations reflect the effect of interest rate swap agreements.

Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's obligations under non-recourse loans to make equity contributions for each project and to complete construction of the Muskeg River, Scotford and Oldman River projects.

For the Muskeg River and Scotford projects, Canadian Utilities Limited has guaranteed a base level of cash flow if minimum electricity prices are not being obtained for approximately 34% of the total power generated.

For the ATCO Power Alberta Limited Partnership project financing, Canadian Utilities Limited has guaranteed a $36.0 million operating and maintenance obligation, which reduces by $1.2 million per year.

To meet certain project debt service and maintenance reserve requirements, Canadian Utilities Limited has chosen to provide guarantees in lieu of ATCO Power providing security.

To date, Canadian Utilities Limited has not been required to make payments under these guarantees.

The minimum annual debt repayments for each of the next five years are as follows:

	Long-Term Debt	Non-Recourse Long-Term Debt	Total
2002	$ 102.9	$ 37.3	$ 140.2
2003	60.0	42.1	102.1
2004	145.0	40.0	185.0
2005	125.0	46.0	171.0
2006	223.0	50.0	273.0
	$ 655.9	$ 215.4	$ 871.3

Of the $140.2 million due in 2002, $102.9 million is to be refinanced and is, therefore, excluded from long-term debt due within one year in the balance sheet.

Interest on debt is as follows:

	2001	2000
Long-term debt	**$ 162.5**	$ 166.7
Non-recourse long-term debt	**26.6**	27.3
Notes payable	**6.2**	4.1
Current bank indebtedness	**11.6**	5.6
Amortization of financing charges	**2.6**	1.7
Less: Capitalized on non-regulated projects	**(10.9)**	(9.4)
	$ 198.6	$ 196.0

Interest paid amounted to $205.5 million (2000 – $207.1 million).

7. LONG-TERM DEBT (continued)

Fair values

Fair values for the above debt, determined using quoted market prices for the same or similar issues, are shown below. Where market prices are not available, fair values are estimated using discounted cash flow analysis based on Canadian Utilities' current borrowing rate for similar borrowing arrangements.

	2001	2000
Long-term debt		
Fixed rate	$ 1,982.4	$ 2,044.7
Floating rate	117.7	81.4
	$ 2,100.1	$ 2,126.1
Non-recourse long-term debt		
Fixed rate	$ 502.3	$ 241.9
Floating rate	221.9	161.8
	$ 724.2	$ 403.7

8. DEFERRED CREDITS

	2001	2000
Deferred availability incentives	$ 29.9	$ –
Accrued equipment repairs and maintenance	16.3	20.3
Other	20.4	22.7
	$ 66.6	$ 43.0

9. NOTES PAYABLE AND CREDIT LINES

At December 31, 2001, notes payable consists of outstanding commercial paper of $4.6 million (2000 – $197.1 million), at an interest rate of 2.19%, maturing March 2002.

Canadian Utilities has credit lines totaling $1,410.0 million, of which $390.5 million are available on a long-term committed basis by the lenders, $817.9 million on a short-term committed basis and $201.6 million on an uncommitted basis. These credit lines enable Canadian Utilities to obtain financing for general business purposes. At December 31, 2001, $272.6 million of long-term committed credit lines, $792.0 million of short-term committed credit lines and $196.4 million of uncommitted credit lines were still available.

10. EQUITY PREFERRED SHARES

Authorized: An unlimited number of Series Second Preferred Shares, issuable in series.

Issued:

	Stated Value (dollars)	Redemption Dates	2001 Shares	2001 Amount	2000 Shares	2000 Amount
Cumulative Redeemable Second Preferred Shares						
5.9% Series Q	$ 25.00	Open	2,277,675	$ 56.9	2,277,675	$ 56.9
5.3% Series R	$ 25.00	Open	2,146,730	53.7	2,146,730	53.7
6.6% Series S	$ 25.00	Open	635,700	15.9	635,700	15.9
Perpetual Cumulative Second Preferred Shares						
5.05% Series O	$ 25.00	December 2, 2006	1,600,000	40.0	1,600,000	40.0
5.05% Series T	$ 25.00	December 2, 2006	1,600,000	40.0	1,600,000	40.0
5.05% Series U	$ 25.00	November 26, 2006	800,000	20.0	800,000	20.0
4.66% Series V	$ 25.00	October 3, 2002	4,400,000	110.0	4,400,000	110.0
				$ 336.5		$ 336.5

10. EQUITY PREFERRED SHARES (continued)

The dividends payable on the Perpetual Cumulative Second Preferred Shares Series O, T, U and V are fixed until the redemption dates specified above, at which time a new dividend rate may be established by negotiation between Canadian Utilities Limited and the holders of the shares.

Fair values

Fair values for preferred shares determined using quoted market prices for the same or similar issues are $323.4 million (2000 – $324.1 million).

Redemption privileges

The preferred shares are redeemable on the dates specified above at the option of Canadian Utilities at the stated value plus accrued and unpaid dividends.

11. CLASS A AND CLASS B SHARES

	Class A Non-Voting		Class B Common		Total	
	Shares	Consideration	Shares	Consideration	Shares	Consideration
Authorized	Unlimited		Unlimited			
Issued and Outstanding:						
December 31, 1999	39,368,882	$ 354.6	23,980,003	$ 151.9	63,348,885	$ 506.5
Stock options exercised	17,450	0.5	–	–	17,450	0.5
Purchased	(60,500)	(0.6)	–	–	(60,500)	(0.6)
Converted: Class B to Class A	301,781	1.9	(301,781)	(1.9)	–	–
December 31, 2000	39,627,613	356.4	23,678,222	150.0	63,305,835	506.4
Stock options exercised	11,200	0.3	–	–	11,200	0.3
Converted: Class B to Class A	237,956	1.6	(237,956)	(1.6)	–	–
December 31, 2001	**39,876,769**	**$ 358.3**	**23,440,266**	**$ 148.4**	**63,317,035**	**$ 506.7**

Share owner rights

The holders of the Class A non-voting shares and the Class B common shares are entitled to share equally, on a share for share basis, in all dividends declared by Canadian Utilities Limited on either of such classes of shares as well as the remaining property of Canadian Utilities Limited upon dissolution. The holders of the Class B common shares are entitled to vote and to exchange at any time each share held for one Class A non-voting share.

If a take-over bid is made for the Class B common shares which would result in the offeror owning more than 50 percent of the outstanding Class B common shares and which would constitute a change in control of Canadian Utilities Limited, owners of Class A non-voting shares are entitled, for the duration of the bid, to exchange their Class A non-voting shares for Class B common shares and to tender such Class B common shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right of exchange shall be deemed never to have existed. In addition, owners of the Class A non-voting shares are entitled to exchange their shares for Class B common shares of Canadian Utilities Limited if ATCO Ltd., the present controlling share owner of Canadian Utilities Limited, ceases to own or control, directly or indirectly, more than 10,000,000 of the issued and outstanding Class B common shares of Canadian Utilities Limited. In either case, each Class A non-voting share is exchangeable for one Class B common share, subject to changes in the exchange ratio for certain events such as a stock split or rights offering. The complete text of the rights of exchange attached to the Class A non-voting shares is set out in a Certificate of Amendment dated September 10, 1982 issued to Canadian Utilities Limited.

Normal course issuer bid

On May 19, 2001, Canadian Utilities Limited commenced a Normal Course Issuer Bid for the purchase of up to 3 percent of the outstanding Class A non-voting shares. The offer will expire on May 18, 2002.

Stock option plan

Canadian Utilities Limited has a stock option plan under which 3,200,000 Class A non-voting shares are reserved for issuance in respect of options. Options may be granted to directors, officers and key employees of Canadian Utilities Limited and its subsidiaries at an exercise price equal to the weighted average of the trading price of the shares on The Toronto Stock Exchange

11. CLASS A AND CLASS B SHARES (continued)

for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant.

Changes in shares under option are summarized below:

	2001		2000	
	Class A Shares	**Weighted-Average Exercise Price**	Class A Shares	Weighted-Average Exercise Price
Options at beginning of year	**1,129,100**	**$ 34.54**	1,186,850	$ 32.09
Granted	**–**	**–**	135,000	43.16
Exercised	**(11,200)**	**29.89**	(17,450)	28.48
Settled	**(126,350)**	**25.72**	(175,300)	25.18
Options at end of year	**991,550**	**$ 35.72**	1,129,100	$ 34.54

Information about stock options outstanding at December 31, 2001 is summarized below:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Class A Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Class A Shares	Weighted-Average Exercise Price
$23.76 – $30.08	355,900	4.2	$ 27.36	314,100	$ 27.00
$34.46 – $37.74	324,850	7.9	$ 35.68	156,450	$ 35.62
$41.29 – $47.91	310,800	7.6	$ 45.33	162,800	$ 45.78
$23.76 – $47.91	991,550	6.5	$ 35.72	633,350	$ 33.96

Share appreciation rights plan

Directors, officers and key employees of Canadian Utilities may be granted share appreciation rights under the share appreciation rights plans of Canadian Utilities Limited and its parent corporation, ATCO Ltd. The vesting provisions and exercise period (which cannot exceed 10 years) for each plan are determined at the time of grant. The base value of the share appreciation rights is equal to the weighted average of the trading price of the Class A non-voting shares and the Class I Non-Voting shares of ATCO Ltd., respectively, on The Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The holder is entitled on exercise to receive a cash payment equal to any increase in the market price of the Class A non-voting shares and the Class I Non-Voting shares of ATCO Ltd., respectively, over the base value of the share appreciation rights exercised. Share appreciation rights expense amounted to $0.8 million (2000 – $5.5 million).

12. CHANGES IN NON-CASH WORKING CAPITAL

	2001	2000
Operating activities, changes related to:		
Accounts receivable	**$ 200.7**	$ (283.4)
Inventories	**4.6**	(16.6)
Deferred natural gas costs	**131.2**	(129.4)
Deferred electricity costs	**60.4**	(71.7)
Prepaid expenses	**1.5**	(3.0)
Accounts payable and accrued liabilities	**(230.4)**	349.9
Income taxes	**130.2**	(38.4)
Future income taxes	**(57.1)**	52.7
	$ 241.1	$ (139.9)
Investing activities, changes related to:		
Inventories	**$ 14.5**	$ 0.9
Prepaid expenses	**(7.2)**	–
Accounts payable and accrued liabilities	**(5.1)**	67.6
	$ 2.2	$ 68.5
Financing activities, changes related to:		
Accounts receivable	**$ (10.3)**	$ (6.2)
Accounts payable and accrued liabilities	**(4.1)**	(12.6)
	$ (14.4)	$ (18.8)

13. JOINT VENTURES

Canadian Utilities' interest in joint ventures is summarized below:

	2001	2000
Statement of earnings		
Revenues	**$ 363.8**	$ 293.2
Operating expenses	**241.9**	185.4
Depreciation	**26.1**	20.2
Interest	**29.8**	29.4
	66.0	58.2
Interest and other income	**5.1**	5.6
Earnings from joint ventures before income taxes	**$ 71.1**	$ 63.8
Balance sheet		
Current assets	**$ 172.6**	$ 121.2
Current liabilities	**(140.6)**	(94.0)
Property, plant and equipment	**809.2**	567.8
Deferred items – net	**(76.6)**	(77.1)
Long-term debt	**-**	(14.0)
Non-recourse long-term debt (secured only by joint venture assets)	**(494.6)**	(360.0)
Investment in joint ventures	**$ 270.0**	$ 143.9
Statement of cash flows		
Operating activities	**$ 76.5**	$ 67.7
Investing activities	**(195.6)**	(48.9)
Financing activities	**159.2**	(14.7)
Foreign currency translation	**1.5**	(2.1)
Increase in cash position	**$ 41.6**	$ 2.0

Current assets include cash of $90.2 million (2000 – $50.7 million) which is only available for use within the joint ventures.

14. RELATED PARTY TRANSACTIONS

In the normal course of business with its parent corporation, ATCO Ltd., and affiliated corporations, Canadian Utilities incurred administrative expenses and corporate signature rights totaling $6.1 million (2000 – $5.1 million). Canadian Utilities sold natural gas to an affiliated ATCO corporation in the amount of $4.1 million (2000 – $3.8 million) and recovered administrative expenses and business development costs totaling $3.3 million (2000 – $4.5 million).

15. EMPLOYEE FUTURE BENEFITS

Canadian Utilities maintains defined benefit and defined contribution pension plans for most of its employees and provides other post employment benefits, principally health, dental and life insurance, for retirees and their dependents. The defined benefit pension plans, which provide for pensions based on length of service and final average earnings, are for the most part contributory, with the balance of funding the responsibility of Canadian Utilities on the advice of an independent actuary. Plan assets are comprised of Canadian and foreign equities, fixed income and other marketable securities and real estate. As of 1997, new employees automatically participate in the defined contribution pension plans and employees participating in the defined benefit pension plans may transfer to the defined contribution pension plans at any time.

15. EMPLOYEE FUTURE BENEFITS (continued)

Information about Canadian Utilities' benefit plans, in aggregate, is as follows:

	2001		2000	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Market value of plan assets				
Beginning of year	**$ 1,381.4**	**$ –**	$ 1,271.9	$ –
Actual return on plan assets	**(29.2)**	**–**	138.3	–
Employee contributions	**5.3**	**–**	5.4	–
Benefit payments	**(32.5)**	**–**	(32.6)	–
Payments to defined contribution plans	**(2.4)**	**–**	(1.6)	–
End of year	**$ 1,322.6**	**$ –**	$ 1,381.4	$ –
Accrued benefit obligations				
Beginning of year	**$ 836.5**	**$ 40.8**	$ 804.0	$ 36.8
Current service cost	**16.8**	**1.3**	17.0	1.2
Interest cost	**58.0**	**2.9**	56.2	2.7
Employee contributions	**5.3**	**–**	5.4	–
Benefit payments	**(33.9)**	**(1.6)**	(33.7)	(1.3)
Experience losses (gains)	**2.1**	**1.4**	(12.4)	1.4
End of year	**$ 884.8**	**$ 44.8**	$ 836.5	$ 40.8
Funded status				
Excess (deficiency) of assets over obligations	**$ 437.8**	**$ (44.8)**	$ 544.9	$ (40.8)
Amounts not yet recognized in financial statements:				
Unrecognized net experience losses (gains)	**50.2**	**2.8**	(75.9)	1.4
Unrecognized net transitional liability (asset)	**(382.7)**	**32.2**	(413.6)	34.5
	105.3	**(9.8)**	55.4	(4.9)
Regulatory asset (liability) [1]	**(67.8)**	**6.0**	(31.0)	–
Accrued asset (liability)	**$ 37.5**	**$ (3.8)**	$ 24.4	$ (4.9)
Weighted average assumptions at December 31				
Expected rate of return on plan assets	**8.1%**	**–**	7.0%	–
Liability discount rate	**6.9%**	**6.9%**	7.1%	7.1%
Average compensation increase	**3.0%**	**–**	3.0%	–

The assumed annual health care cost rate increases used in measuring the accumulated post employment benefit obligation in 2001 and thereafter were 4.25 percent for drug costs and 3.75 percent for other medical and dental costs.

Included in the accrued benefit obligations are certain supplementary defined benefit pension plans that are paid by Canadian Utilities out of general revenues. These supplementary plans had accrued benefit obligations of $53.9 million at December 31, 2001 (2000 – $42.9 million).

Plan assets include long-term debt and Class A non-voting and Class B common shares of Canadian Utilities Limited having a market value of $11.3 million at December 31, 2001 (2000 – $12.6 million) and Class I Non-Voting shares of ATCO Ltd., Canadian Utilities' parent corporation, having a market value of $8.5 million at December 31, 2001 (2000 – $8.5 million).

15. EMPLOYEE FUTURE BENEFITS (continued)

	2001		2000	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Components of benefit plan expense (income)				
Current service cost	**$ 16.8**	**$ 1.3**	$ 17.0	$ 1.2
Interest cost	**58.0**	**2.9**	56.2	2.7
Expected return on plan assets	**(94.8)**	**–**	(74.8)	–
Amortization of net transitional liability (asset)	**(30.9)**	**2.3**	(30.4)	2.3
Defined benefit plans expense (income)	**(50.9)**	**6.5**	(32.0)	6.2
Defined contribution plans expense	**3.7**	**–**	3.0	–
Total expense (income)	**(47.2)**	**6.5**	(29.0)	6.2
Less: Capitalized	**0.6**	**1.3**	0.5	1.3
Less: Unrecognized defined benefit plans expense (income) [1]	**(37.4)**	**4.4**	(31.0)	–
Net expense (income)	**$ (10.4)**	**$ 0.8**	$ 1.5	$ 4.9

(1) The regulatory asset (liability) and the unrecognized defined benefits plan expense (income) reflect an AEUB decision to record costs of employee future benefits in the regulated operations when paid rather than accrued.

16. COMMITMENTS AND CONTINGENCIES

Minimum operating lease payments, which extend over periods not exceeding 13 years, are as follows:

2002	2003	2004	2005	2006	Total of All Subsequent Years
$ 12.7	$ 10.9	$ 9.7	$ 9.4	$ 9.3	$ 31.8

Canadian Utilities is party to a number of disputes and lawsuits in the normal course of business. Management is confident that the ultimate liability arising from these matters will have no material impact on the consolidated financial statements.

Canadian Utilities has a number of regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined.

17. SEGMENTED INFORMATION

Canadian Utilities operates in the following business segments:

Utilities (ATCO Electric, Northland Utilities, Yukon Electrical, ATCO Gas, ATCO Utility Services) provides electricity distribution, transmission and generation to industrial, commercial and residential customers in north central Alberta and parts of the Yukon and the Northwest Territories and natural gas distribution to industrial, residential and commercial customers in Alberta;

Power Generation (ATCO Power, Alberta Power (2000)) develops, owns, manages and operates electric power projects in Canada, Great Britain and Australia;

Logistics and Energy Services (ATCO Pipelines, ATCO Midstream, ATCO Frontec) provides natural gas transmission to industrial and commercial customers in Alberta, natural gas gathering, processing, storage and hub services in Alberta and project management and technical services, operation and maintenance, technology transfer and training services to the defence, transportation and industrial sectors.

Other businesses: Industrials (ASHCOR Technologies, Genics) sells fly ash and produces and sells environmentally friendly wood treatment and maintenance products; Technologies (ATCO Singlepoint, ATCO I-Tek) provides billing and call centre services for utilities, municipalities and other organizations and builds, operates and supports the information systems and technologies used within the ATCO Group of companies.

17. SEGMENTED INFORMATION (continued)

2001 2000	Utilities	Power Generation	Logistics & Energy Services	Other Businesses	Corporate	Inter-segment Eliminations	Consolidated
Revenues – external	**$ 2,256.1**	**$ 632.9**	**$ 603.6**	**$ 6.8**	**$ 0.7**	**$ –**	**$ 3,500.1**
	$ 1,988.5	$ 426.8	$ 498.4	$ 8.7	$ 0.7	$ –	$ 2,923.1
Revenues – intersegment (1)	**112.5**	**–**	**308.7**	**94.6**	**11.7**	**(527.5)**	**–**
	72.4	269.8	422.9	86.8	10.9	(862.8)	–
Revenues	**2,368.6**	**632.9**	**912.3**	**101.4**	**12.4**	**(527.5)**	**3,500.1**
	2,060.9	696.6	921.3	95.5	11.6	(862.8)	2,923.1
Operating expenses	**2,028.6**	**346.1**	**760.5**	**78.5**	**11.7**	**(539.7)**	**2,685.7**
	1,702.9	385.9	777.1	74.0	17.3	(867.0)	2,090.2
Depreciation and depletion	**128.5**	**65.0**	**40.8**	**7.3**	**0.5**	**(0.4)**	**241.7**
	128.4	66.0	35.6	8.5	0.5	(0.3)	238.7
Interest expense on debt	**109.0**	**71.1**	**28.6**	**0.8**	**160.5**	**(171.4)**	**198.6**
	103.0	70.9	27.7	1.0	156.1	(162.7)	196.0
Dividends on preferred shares	**–**	**–**	**–**	**–**	**–**	**–**	**–**
	0.4	0.1	0.1	–	–	–	0.6
Interest and other income	**(28.6)**	**(14.4)**	**(6.4)**	**(0.2)**	**(165.8)**	**171.4**	**(44.0)**
	(11.0)	(8.0)	(5.2)	(0.3)	(164.2)	162.7	(26.0)
Earnings before income taxes	**131.1**	**165.1**	**88.8**	**15.0**	**5.5**	**12.6**	**418.1**
	137.2	181.7	86.0	12.3	1.9	4.5	423.6
Income taxes	**48.9**	**67.0**	**35.5**	**6.4**	**2.3**	**3.9**	**164.0**
	52.1	81.6	37.6	6.0	0.1	2.0	179.4
Net earnings	**82.2**	**98.1**	**53.3**	**8.6**	**3.2**	**8.7**	**254.1**
	85.1	100.1	48.4	6.3	1.8	2.5	244.2
Dividends on equity preferred shares	**8.3**	**3.4**	**1.6**	**–**	**3.7**	**–**	**17.0**
	7.9	3.6	1.6	–	3.7	–	16.8
Earnings attributable to Class A and Class B shares	**$ 73.9**	**$ 94.7**	**$ 51.7**	**$ 8.6**	**$ (0.5)**	**$ 8.7**	**$ 237.1**
	$ 77.2	$ 96.5	$ 46.8	$ 6.3	$ (1.9)	$ 2.5	$ 227.4
Total assets	**$ 2,486.4**	**$ 2,020.7**	**$ 850.7**	**$ 34.4**	**$ 41.5**	**$ (41.4)**	**$ 5,392.3**
	$ 2,885.4	$ 1,773.3	$ 751.8	$ 28.9	$ 12.6	$ (61.9)	$ 5,390.1
Capital expenditures - gross	**$ 238.9**	**$ 384.2**	**$ 101.5**	**$ 10.0**	**$ 0.3**	**$ –**	**$ 734.9**
	$ 202.1	$ 155.7	$ 84.2	$ 9.2	$ –	$ –	$ 451.2

(1) Intersegment revenues are recognized on the basis of prevailing market or regulated prices.

Geographic segments

	Domestic		Foreign		Consolidated	
	2001	2000	**2001**	2000	**2001**	2000
Revenues	**$ 3,224.4**	$ 2,691.8	**$ 275.7**	$ 231.3	**$ 3,500.1**	$ 2,923.1
Property, plant and equipment	**$ 3,973.3**	$ 3,623.3	**$ 389.6**	$ 383.7	**$ 4,362.9**	$ 4,007.0

18. SUBSEQUENT EVENTS

On January 3, 2002, Canadian Utilities sold its Viking-Kinsella natural gas producing property, having a net book value of approximately $40.0 million, to Burlington Resources Inc. for $550.0 million. Canadian Utilities' share of the net proceeds is expected to be approximately $150.0 million, after adjustments. The sale was finalized on January 3, 2002 and will be reflected in the 2002 results.

In accordance with an AEUB decision, $385.0 million plus related adjustments of $21.0 million for a total of $406.0 million, will be distributed by way of lump sum payments to customers of record on March 2, 2002.

Consolidated Five Year Financial Summary

(dollars in millions, except where indicated)		2001	2000	1999	1998	1997
EARNINGS						
Revenues		**3,500.1**	2,923.1	2,207.7	1,951.8	1,927.6
Operating expenses		**2,685.7**	2,090.2	1,428.2	1,194.8	1,205.5
Depreciation and depletion		**241.7**	238.7	229.5	207.9	196.2
Interest		**198.6**	196.0	181.9	173.0	167.3
Dividends on preferred shares		**–**	0.6	6.6	18.0	18.6
Interest and other income		**(44.0)**	(26.0)	(25.6)	(23.0)	(22.0)
Income taxes		**164.0**	179.4	172.1	180.5	168.1
Dividends on equity preferred shares		**17.0**	16.8	14.9	10.4	12.4
Earnings attributable to Class A and Class B shares		**237.1**	227.4	200.1	190.2	181.5
SEGMENTED EARNINGS						
Utilities		**73.9**	77.2	92.4	N/A	N/A
Power Generation		**94.7**	96.5	67.2	N/A	N/A
Logistics and Energy Services		**51.7**	46.8	40.7	N/A	N/A
Other businesses		**8.6**	6.3	3.4	N/A	N/A
Corporate/eliminations		**8.2**	0.6	(3.6)	N/A	N/A
Earnings attributable to Class A and Class B shares		**237.1**	227.4	200.1	N/A	N/A
BALANCE SHEET						
Property, plant and equipment		**4,362.9**	4,007.0	3,847.7	3,802.0	3,598.6
Total assets		**5,392.3**	5,390.1	4,528.6	4,437.2	4,090.7
Capitalization:						
Notes payable and long-term debt		**1,860.5**	2,062.6	1,796.9	1,662.7	1,424.6
Non-recourse long-term debt		**673.8**	360.0	395.4	422.7	408.5
Preferred shares		**–**	–	50.0	200.0	325.0
Equity preferred shares		**336.5**	336.5	320.6	266.9	210.0
Share owners' equity*		**1,643.8**	1,526.5	1,419.0	1,334.0	1,245.4
Total capitalization		**4,514.6**	4,285.6	3,981.9	3,886.3	3,613.5
CASH FLOWS						
Operations		**500.4**	490.0	465.1	425.7	401.6
Capital expenditures – net		**614.0**	447.0	354.2	410.4	353.8
Financing (excluding Class A and B dividends)		**91.7**	189.5	39.8	112.9	45.1
Class A and B dividends		**119.0**	114.0	109.0	103.9	99.5
CLASS A AND CLASS B SHARES						
Shares outstanding at end of year* (thousands)		**63,317**	63,306	63,349	63,362	63,340
Return on equity*		**15.0%**	15.4%	14.5%	14.8%	14.8%
Earnings per share* ($)		**3.74**	3.59	3.16	3.00	2.85
Dividends paid per share* ($)		**1.88**	1.80	1.72	1.64	1.56
Equity per share* ($)		**25.96**	24.11	22.40	21.05	19.66
Stock market record – Class A non-voting shares ($)	High	**56.05**	51.45	49.35	48.85	41.25
	Low	**44.50**	31.00	32.35	38.00	30.40
	Close	**49.75**	51.00	39.00	48.00	40.65
Stock market record – Class B common shares ($)	High	**54.20**	51.15	49.25	49.00	41.20
	Low	**44.95**	31.10	32.50	38.25	30.65
	Close	**49.00**	50.55	39.25	48.40	40.70

** Includes Class A non-voting and Class B common shares.*

Consolidated
Five Year Operating Summary

(dollars in millions, except where indicated)	**2001**	2000	1999	1998	1997
UTILITIES					
Natural gas operations					
Capital expenditures – net	**78.2**	88.1	83.3	N/A	N/A
Pipelines (thousands of kilometres)	**34.0**	33.5	33.0	N/A	N/A
Maximum daily demand (terajoules)	**1,470**	1,737	1,595	1,696	1,629
Sales (petajoules)	**187**	209	192	N/A	N/A
Transportation (petajoules)	**22**	18	13	N/A	N/A
Total system throughput (petajoules)	**209**	227	205	N/A	N/A
Average annual use per residential customer (gigajoules)	**131**	148	138	144	148
Degree days – Edmonton*	**3,661**	4,210	3,774	3,898	3,964
– Calgary**	**3,994**	4,441	3,869	4,160	4,197
Customers at year-end (thousands)	**837.7**	816.1	798.4	779.9	756.6
Electric operations					
Capital expenditures – net	**153.3**	110.7	90.0	103.9	105.6
Power lines (thousands of kilometres)	**64.2**	58.6	57.9	55.3	54.9
Retail sales (millions of kilowatt hours)	**10,108**	10,392	10,068	10,188	10,089
Average annual use per residential customer (kWh)	**7,270**	7,444	7,367	7,274	7,381
Customers at year-end (thousands)	**192.0**	191.0	186.8	186.4	183.3
POWER GENERATION					
Capital expenditures – net	**270.4**	164.5	113.3	144.3	87.7
Generating capacity (thousands of kilowatts)	**2,044**	668	514	482	322
LOGISTICS AND ENERGY SERVICES					
Capital expenditures – net	**101.7**	83.8	47.4	N/A	N/A
Pipelines (thousands of kilometres)	**8.2**	7.9	7.9	N/A	N/A
Contract demand for pipelines system access (terajoules/day)	**4,876**	4,559	4,378	N/A	N/A
Natural gas processed (Mmcf/day)	**429**	366	332	330	277

** Degree days – Edmonton are defined as the difference of the mean daily temperature from 14.5 degrees Celsius.*
*** Degree days – Calgary are defined as the difference of the mean daily temperature from 15.5 degrees Celsius.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations of Canadian Utilities Limited (the "Corporation") for the years ended December 31, 2001 and 2000 should be read in conjunction with the Corporation's audited consolidated financial statements and related notes contained in this annual report.

The Corporation's annual audited financial statements are consolidated from five Business Groups: Utilities, Power Generation, Logistics and Energy Services, Technologies and Industrials. For the purposes of financial disclosure, the Technologies and Industrials Business Groups are accounted for as Other Businesses and corporate transactions are accounted for as Corporate. (Refer to Note 17 to the consolidated financial statements). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

RESULTS OF OPERATIONS

Consolidated Operations

Segmented revenues and earnings attributable to Class A non-voting shares ("Class A shares") and Class B common shares ("Class B shares") for the years 2001 and 2000 were as follows:

Business Groups	Revenues		Earnings	
(millions of Canadian dollars)	**2001**	2000	**2001**	2000
Utilities	**2,368.6**	2,060.9	**73.9**	77.2
Power Generation	**632.9**	696.6	**94.7**	96.5
Logistics and Energy Services	**912.3**	921.3	**51.7**	46.8
Other Businesses	**101.4**	95.5	**8.6**	6.3
Corporate	**12.4**	11.6	**(0.5)**	(1.9)
Intersegment	**(527.5)**	(862.8)	**8.7**	2.5
Total	**3,500.1**	2,923.1	**237.1**	227.4

Earnings per share increased in 2001 to $3.74 from $3.59 in 2000. Return on common equity was 15.0 percent in 2001.

Depreciation and depletion expenses rose $3.0 million to $241.7 million in 2001, primarily as a result of capital additions during 2000 and 2001.

Interest expense for 2001 increased by $2.6 million to $198.6 million. This increase was primarily due to the effect of a full year of interest expense from the financings completed in 2000, partially offset by lower interest rates associated with debt refinanced in 2001. $10.9 million of interest was capitalized for projects under construction in power generation operations.

Interest and other income for 2001 increased by $18.0 million to $44.0 million, primarily due to interest income on higher cash balances.

Income taxes for 2001 decreased by $15.4 million to $164.0 million. The decrease was primarily due to lower income tax rates.

Quarterly Financial Information

(millions of Canadian dollars except per share data) (unaudited)	1st	2nd	3rd	4th
2001				
Revenues	1,436.2	852.3	577.7	633.9
Earnings Attributable to Class A and Class B shares (1) (2)	79.1	45.1	41.2	71.7
Earnings Per Class A and Class B share (1) (2)	1.25	0.71	0.65	1.13
Fully Diluted Earnings Per Class A and Class B share (1) (2)	1.24	0.71	0.65	1.12
2000				
Revenues	737.4	557.2	577.7	1,050.8
Earnings Attributable to Class A and Class B shares (1) (2)	76.2	42.6	41.0	67.6
Earnings Per Class A and Class B share (1) (2)	1.20	0.68	0.64	1.07
Fully Diluted Earnings Per Class A and Class B share (1) (2)	1.19	0.68	0.64	1.07

Notes:

(1) There were no discontinued operations or extraordinary items during these periods.

(2) Due to the seasonal nature of the Corporation's operations and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

Utilities

Earnings from utilities operations for 2001, which amounted to 31.2 percent of consolidated earnings of the Corporation, decreased by $3.3 million to $73.9 million, primarily resulting from the impact of warmer temperatures, partially offset by the impact of rate decisions in 2000 in the ATCO Gas division of ATCO Gas and Pipelines Ltd. ("ATCO Gas"). Temperatures in 2001 were 6.9 percent warmer than normal, whereas temperatures in 2000 were 4.5 percent colder than normal.

Revenues in 2001 increased by $307.7 million to $2,368.6 million. The primary reason for the increase was higher natural gas supply costs recovered in customer rates. Natural gas supply costs were lower for the last six months of 2001, but overall were higher for the year.

Operating expenses for 2001 increased by $325.7 million to $2,028.6 million. This increase was primarily due to higher natural gas supply costs. Natural gas supply costs were lower for the last six months of 2001, but overall were higher for the year. The amount of natural gas supply costs recorded as an expense is based on the forecast cost of natural gas included in customer rates. Any variances from forecast are deferred until the Alberta Energy and Utilities Board ("AEUB") approves revised rates to either refund or collect the variance. As a consequence, changes in natural gas supply costs have no effect on the Corporation's earnings.

Power Generation

Earnings from power generation operations for 2001, which amounted to 39.9 percent of consolidated earnings of the Corporation, decreased by $1.8 million to $94.7 million.

Revenues in 2001 decreased by $63.7 million to $632.9 million. This decrease was primarily due to lower Alberta power pool prices (ATCO Power Ltd., "ATCO Power"), lower revenues from the Rainbow plant and lower transmission access payments (Alberta Power (2000) Ltd., "Alberta Power"), partially offset by revenues from the new Joffre cogeneration station and higher availability at the Barking power station (ATCO Power). Revenues from the Rainbow plant declined due to the power purchase arrangement purchaser's decision in 2001 to supply its own natural gas fuel for the plant, rather than the fuel being supplied by Alberta Power as it was in 2000. In addition, transmission access payments are no longer being collected by Alberta Power from the customer on behalf of the Alberta power pool.

Operating expenses for 2001 decreased by $39.8 million to $346.1 million. The decrease was primarily the result of lower fuel costs from the Rainbow plant due to the power purchase arrangement purchaser's decision to supply its own natural gas fuel for the plant, and the elimination of the collection of transmission access payments. Neither the supply of fuel at the Rainbow plant nor the transmission access payments have any effect on the Corporation's 2001 earnings, as both items were recovered in customer rates in 2000. These decreases were partially offset by operating expenses from the new Joffre cogeneration station.

In May 2001, ATCO Power and SaskPower International Inc. completed a $182 million non-recourse bond financing for the Cory Cogeneration Project and ATCO Power completed a $121 million long-term non-recourse financing for the Scotford Cogeneration Project.

In December 2001, ATCO Power completed a $120.0 million 15 year non-recourse financing for the Primrose, Poplar Hill, Rainbow Lake Units 4 and 5, Valleyview and Oldman River generating stations and entered into an $88.9 million long-term non-recourse financing agreement for the Muskeg River project.

On December 18, 2001, a 30 percent ownership interest in the Muskeg River project was sold to SaskPower International Inc.

A partnership formed by ATCO Power and Ontario Power Generation ("OPG") is constructing and will operate the Brighton Beach power station, a $450 million, 580 megawatt natural gas fired combined cycle generating station at the site of the former J.C. Keith Generating Station, near Windsor, Ontario. Coral Energy Canada Inc. has agreed to supply natural gas to the station and will own, market and trade all the electricity produced. ATCO Power owns a 40 percent interest in the project, ATCO Ltd. owns 10 percent and OPG owns 50 percent.

Logistics and Energy Services

Earnings from logistics and energy services operations for 2001, which amounted to 21.8 percent of consolidated earnings of the Corporation, increased by $4.9 million to $51.7 million.

Revenues in 2001 decreased by $9.0 million to $912.3 million. The decrease was primarily due to lower volumes of natural gas purchased by ATCO Midstream Ltd. ("ATCO Midstream") for ATCO Gas, partially offset by higher revenues from natural gas storage and from investment in new facilities during 2000 and 2001 in ATCO Midstream, higher prices for natural gas purchased for customers of the ATCO Pipelines division of ATCO Gas and Pipelines Ltd. ("ATCO Pipelines") and increased business activity in ATCO Frontec Corp. ("ATCO Frontec").

Operating expenses for 2001, net of intersegment expenses, increased by $80.5 million. This increase was primarily due to higher natural gas storage fees and higher operating costs from investment in new facilities during 2000 and 2001 in ATCO Midstream and increased business activity in ATCO Frontec.

Other Businesses

Earnings from other businesses for 2001, which amounted to 3.6 percent of consolidated earnings of the Corporation, increased by $2.3 million to $8.6 million.

REGULATORY MATTERS

Recent Decisions – ATCO Gas and ATCO Pipelines

On January 3, 2002, the AEUB issued a decision regarding the sales by ATCO Gas of the Westlock and Lloydminster natural gas properties. The AEUB did not accept ATCO Gas' allocation of income tax amounts to customers, resulting in additional income tax expense of $2.1 million, which has been recognized in the 2001 results.

On August 28, 2001, ATCO Gas filed an application with the AEUB to approve the sale of certain properties located in the City of Calgary, known as the Calgary Stores Block. On October 24, 2001, the AEUB approved the sale, and established a process for the determination of the distribution of the proceeds of $6.6 million. The AEUB has not yet issued a decision on the distribution of proceeds and no gain on the sale has been recorded in 2001.

On December 11, 2001, the AEUB announced that it had approved an application by ATCO Gas to sell its Viking-Kinsella natural gas producing property, having a net book value of $40 million, to Burlington Resources Inc. for $550 million. The ATCO Gas share of the net proceeds is expected to be approximately $150 million, after adjustments. The sale was finalized on January 3, 2002 and will be reflected in the 2002 results.

ATCO Gas filed an application with the AEUB requesting the distribution to customers of proceeds of the Viking-Kinsella sale amounting to $385 million plus related adjustments of $21 million for a total of $406 million. On February 21, 2002, the AEUB issued a final decision directing ATCO Gas to distribute the sale proceeds by way of lump sum payments to customers of record on March 2, 2002.

On December 12, 2001, the AEUB issued decisions on the general rate applications of the south divisions of ATCO Gas and ATCO Pipelines for the test years 2001 and 2002. The decisions, among other things, provided for approved rates of return on common equity of 9.75 percent in each year on a common equity ratio of 37 percent for ATCO Gas and 45.5 percent for ATCO Pipelines.

On December 12, 2001, the AEUB issued a decision relating to the operation of ATCO Gas' Carbon natural gas storage facility during the winter of 2000/2001. This decision ordered ATCO Gas to credit south division customer accounts by $4 million, which has been recognized in the 2001 results.

Recent Decisions – ATCO Electric

In December 2000, the Province of Alberta issued regulations which provided for the deferral of price and volume energy variances from forecast for the year ended December 31, 2000. In late 2001, the AEUB issued decisions approving the collection of these amounts held in the deferral accounts. At December 31, 2001, a total of $86.0 million, including interest, was outstanding and is expected to be collected over a 12-month period from April 2002 to March 2003, with $64.4 million classified as current and $21.6 million classified as non-current.

The negotiated settlements of ATCO Electric Ltd. ("ATCO Electric") for the 2001 and 2002 transmission facility owners tariff, distribution functions and the regulated rate option tariff provided for the creation of deferral accounts to hold most variances from forecast that arise from variations in the price of electricity. At December 31, 2001, the net balance in these deferral accounts was a refund to customers of $37.0 million, which is expected to be refunded to customers over the period April 2002 to December 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations provides a substantial portion of the Corporation's cash requirements. Additional cash requirements are met externally through bank borrowings and the issuance of long-term debt, preferred shares and common equity. Commercial paper borrowings and short-term bank loans are used to provide flexibility in the timing and amounts of long-term financing.

Cash flow from operations increased by $10.4 million to $500.4 million in 2001, primarily due to higher earnings, lower income tax rates and lower current income taxes arising from increased capital cost allowance claims for tax purposes associated with the higher capital expenditures in ATCO Power.

Investing increased by $79.0 million to $511.1 million in 2001, primarily as a result of higher capital expenditures during 2001, partially offset by a decrease in non-current deferred electricity costs.

Capital expenditures before disposals increased by $283.7 million to $734.9 million in 2001, primarily the result of increased investment in power generation facilities (ATCO Power) and in regulated natural gas transmission projects (ATCO Pipelines). These capital expenditures were partially offset by the proceeds received from the transfer of control of the H.R. Milner generating station (Alberta Power), the completion of the sale of a 50 percent interest in the Rainbow Lake generating station to Husky Energy Inc. and the sale of a 30 percent interest in the Muskeg River project to SaskPower International Inc. (ATCO Power).

To finance 2001 operations, the Corporation issued $212.9 million of recourse long-term debt, including $175.0 million of 4.84 percent debentures due November 6, 2006 for ATCO Electric and ATCO Pipelines. In addition, the Corporation issued $345.5 million of non-recourse long-term debt for ATCO Power to fund the Muskeg River, Scotford, Cory, Joffre, Primrose, Poplar Hill, Rainbow Lake Units 4 and 5, Valleyview and Oldman River projects.

During 2001, the Corporation redeemed $222.2 million of recourse long-term debt, including $100.0 million of 9.85 percent Debentures 1986 Series, $90.0 million of 10.25 percent Debentures 1986 Second Series and $32.2 million of other debt. The Corporation also redeemed $27.9 million of non-recourse long-term debt and $192.5 million of notes payable. The debt redeemed had interest rates ranging from 4.28 percent to 10.25 percent.

At December 31, 2001, the Corporation had credit lines totaling $1,410.0 million, of which $390.5 million was available on a long-term committed basis by the lenders, $817.9 million was available on a short term committed basis and $201.6 million was available on an uncommitted basis. At December 31, 2001, $272.6 million of long-term committed credit lines, $792.0 million of short term committed credit lines and $196.4 million of uncommitted credit lines were available to be drawn.

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Future income tax liabilities of $205.0 million at December 31, 2001 are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

In May 2001, the Corporation filed a notice of intention to make a normal course issuer bid for the purchase of up to three percent of its outstanding Class A shares during the period May 19, 2001 to May 18, 2002. To date, no shares have been purchased pursuant to this normal course issuer bid.

It is the policy of the Corporation to pay dividends quarterly on its Class A and Class B shares. In 2001, the Corporation increased the dividends on Class A and Class B shares by $0.08 per share, the same increase as in 2000. The Corporation has increased its annual common share dividend each year since its inception as a holding company in 1972. The matter of an increase in the quarterly dividend is addressed by the board of directors in the first quarter of each year. For the first quarter of 2002, the quarterly dividend payment has been increased by $0.02 to $0.49 per share. The payment of any dividend is at the discretion of the board of directors and depends on the financial condition of the Corporation and other factors.

The current ratings on the Corporation's and CU Inc.'s securities are as follows:

	DBRS	S&P
Canadian Utilities Limited:		
Debentures	A	A
Commercial paper	R-1 (low)	A-1(mid)
Preferred shares:		
Existing	Pfd-2 (high)	P-1(low)
New	Pfd-2	Not rated
CU Inc.:		
Debentures	A (high)	A+
Commercial paper	R-1 (low)	A-1(mid)
Preferred shares	Pfd-2 (high)	Not rated

Notes:
Both Dominion Bond Rating Service Limited ("DBRS") and Standard and Poor's ("S&P") maintain a stable trend on the above securities.

BUSINESS RISKS

Regulated Operations

The Corporation's regulated operations are subject to the normal risks faced by regulated companies. These risks include the approval by the AEUB of customer rates which permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

The business risks for ATCO Electric have changed with the introduction of retail competition on January 1, 2001. Together with the transfer of the interconnected generation assets to Alberta Power, this stage of deregulation leaves ATCO Electric as a regulated transmission and distribution utility.

ATCO Electric is required to supply energy to certain customers in one of three ways: through the regulated rate option, as the supplier of last resort or as the default supplier. For all three types of energy supply, ATCO Electric has implemented energy procurement strategies that mitigate both price and volume risk.

With the exception of the above types of customers, ATCO Electric now receives its revenues from unregulated retailers. As protection against bad debt, ATCO Electric has specified certain prudential requirements to be met by retailers, within limits allowed by legislation.

ATCO Electric is obligated to supply energy under the regulated rate option to the residential, farm and small commercial customers in its designated service area who do not choose an unregulated retailer. ATCO Electric is also the supplier of last resort for the regulated rate option eligible customers. ATCO Electric purchases electricity from marketers, generators and the Alberta power pool at fixed and spot prices to supply the regulated rate option customers.

ATCO Electric is also obligated to assign a default supplier for its customers who are not eligible for the regulated rate option tariff and do not choose an unregulated retailer. ATCO Electric appointed itself as the default supplier and purchases electricity from the Alberta power pool at the spot price to supply the default supply customers, the costs for which are passed on to customers on a dollar for dollar basis.

On January 1, 2001, ATCO Electric appointed itself as the supplier of last resort for its customers who are not eligible for the regulated rate option tariff and who do not have a retailer after December 31, 2000. The energy procurement price for these customers is the spot price of the Alberta power pool, the costs for which are passed on to customers on a dollar for dollar basis.

Non-Regulated Operations

The Corporation's non-regulated operations are complementary to its traditional regulated businesses and are related to them in terms of skills, knowledge and experience. The Corporation accounts for its non-regulated operations separately from its regulated operations. The Corporation's non-regulated operations are subject to the risks faced by any commercial enterprise in those industries and in those countries in which they operate.

The Corporation's portfolio of electric generating plants is made up of coal-fired steam, gas-fired cogeneration, gas-fired combined cycle, gas-fired simple cycle, and small hydro plants. The majority of operating income from power generation operations is derived through long-term power, steam and transmission support agreements. Where long-term agreements are in place, the purchaser assumes the fuel supply and price risks and the Corporation, under these agreements, assumes the operating risks.

Alberta Power

Substantially all the electricity generated by Alberta Power is sold pursuant to a system of long-term power purchase arrangements ("PPAs") with EPCOR Utilities Inc. (Battle River generating plant); Engage Energy, a wholly owned subsidiary of Westcoast Energy Inc. (Rainbow generating plant); and the Alberta Balancing Pool (Sheerness generating plant). Under the PPAs, Alberta Power is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long-term Canada bond rate plus 4.5 percent based on a deemed common equity ratio of 45 percent. Many of the forecast costs will be determined by index, formula or other means for the entire period of the PPA. The PPAs are not subject to ongoing regulation by the AEUB. Alberta Power's actual results will vary and depend on performance compared to the forecasts on which the PPAs are based.

Fuel costs in Alberta Power are mostly for coal supply. To protect against volatility in coal prices, Alberta Power owns or has sufficient coal supplies under long-term contracts for the anticipated lives of its Battle River and Sheerness coal-fired generating plants. These contracts are at prices that are either fixed or indexed to inflation.

ATCO Power

ATCO Power's generating plants include high efficiency gas-fired cogeneration plants, with associated on-site steam and power tolling arrangements, and gas-fired peaking plants with underlying transmission support agreements. In 2001, sales from approximately 75 percent of ATCO Power's generating capacity was subject to long-term agreements, while the remaining 25 percent consisted primarily of sales to the Alberta power pool. In 2002, the portion of generating capacity subject to long-term agreements is expected to be approximately 67 percent while the remaining 33 percent is expected to consist primarily of sales of electricity to the Alberta power pool. These sales are dependent on prices in the Alberta electricity spot market. The majority of the electricity sales to the Alberta power pool are from gas-fired generating plants, and as a result operating income is affected by natural gas prices. During peak electricity usage hours in Alberta, a strong correlation exists between electricity spot prices and natural gas spot prices. During off-peak hours, there is less correlation. The correlation is expected to increase in the future as customer load grows and older plants are decommissioned.

Electricity pool prices and gas prices can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to March 2002.

Monthly Average Pool and Gas Prices (2000-2002)


Pool Price
Gas Price
POOL PRICE ($/MWh)
GAS PRICE ($/GJ)
300
250
200
150
100
50
0
16
14
12
10
8
6
4
2
0
Jan
May
Aug
Nov
Feb
Jun
Sep
Dec
Apr
2000
2001
2002
MONTH

Changes in electricity pool prices and gas prices may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity which is not subject to long-term commitments.

ATCO Power has financed its non-regulated electrical generating capacity on a non-recourse basis. In these projects, the lender's recourse in the event of default is limited to the business and assets of the project in question which includes the Corporation's equity therein. Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's obligations under non-recourse loans to make equity contributions for each project and to complete construction of the Muskeg River, Scotford and Oldman River projects. For the Muskeg River and Scotford projects, the Corporation has guaranteed a base level of cash flow if minimum electricity prices are not being obtained for the approximately 34 percent of the total power generated by these projects which is not currently subject to long-term agreements. For the $120 million, 15 year non-recourse financing for the Primrose, Poplar Hill, Rainbow Lake Units 4 and 5, Valleyview and Oldman River generating stations, completed in December 2001, the Corporation has guaranteed a $36.0 million operating and maintenance obligation, which reduces by $1.2 million per year. To meet certain project debt service and maintenance reserve requirements, the Corporation has chosen to provide guarantees in lieu of ATCO Power providing security. To date, the Corporation has not been required to make payments under these guarantees.

Hedging

It is the policy of the Corporation to use financial instruments to reduce specific risk exposures and not to hold these instruments for trading purposes.

The Corporation has entered into several contracts in order to reduce interest rate, foreign exchange and commodity price risk. The financial impact of these contracts is not material and the counterparty in each transaction is a major financial institution or a significant industry participant.

Changes in Accounting Policies

Effective January 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants ("CICA") on accounting for stock based compensation and other stock based payments, the Corporation will prospectively charge the consideration paid to employees and directors for settlement of stock options to compensation cost rather than to retained earnings.

Effective January 1, 2002, the Corporation will retroactively apply the accounting treatment set out in the CICA's emerging issues abstract on the balance sheet classification of callable debt obligations and debt obligations to be refinanced. Debt obligations that are due within the next fiscal year, or debt obligations that are callable, and that the Corporation intends to renegotiate or refinance, will be classified as current liabilities on the balance sheet rather than long-term liabilities. The estimated effect of implementing this change results in a reclassification in 2001 of $4.6 million of notes payable.

February 28, 2002

Corporate Information

Canadian Utilities Limited

POWER GENERATION

Alberta Power (2000) Ltd.
ATCO Power Ltd.
- ATCO Power Canada Ltd.
- ATCO Power Australia Pty Ltd.
- ATCO Power Generation Ltd.
  - Thames Valley Power Limited
  - Thames Power Limited
    - Thames Power Services Limited
    - Barking Power Limited

UTILITIES

ATCO Electric Ltd.
- Norven Holdings Inc.
  - Northland Utilities Enterprises Ltd.
    - ATCO Utility Services Ltd.
    - Northland Utilities (NWT) Limited
    - Northland Utilities (Yellowknife) Limited
- The Yukon Electrical Company Limited

ATCO Gas and Pipelines Ltd.
- ATCO Gas Division

CU Water Limited

LOGISTICS & ENERGY SERVICES

ATCO Frontec Corp.
  - ATCO Frontec Security Services
  - ATCO Frontec Property Management
- ATCO Frontec Pty Ltd. (Australia)
- ATCO Frontec Services Ltd.
- ATCO Frontec Services Inc. (USA)
- ATCO Frontec Logistics Corp.
- ATCO Airports Ltd.
- Nasittuq Corporation
- Torngait Services Inc.

ATCO Midstream Ltd.
ATCO Gas and Pipelines Ltd.
- ATCO Pipelines Division

TECHNOLOGIES

ATCO I-Tek Business Services Ltd.
- ATCO I-Tek
- ATCO Singlepoint Ltd.

ATCO Travel Ltd.
ASHCOR Technologies Ltd.
Genics Inc.

Canadian Utilities Limited
Corporate Structure



ATCO LTD.
CANADIAN UTILITIES LIMITED
CU INC.
POWER GENERATION
ATCO Power
Alberta Power (2000)
ATCO Power Canada
ATCO Power Australia
ATCO Power Generation
Thames Power
Thames Valley Power
Barking Power
Thames Power Services
UTILITIES
ATCO Electric
ATCO Gas
ATCO Pipelines
CU Water
Norven Holdings
The Yukon Electrical Company
Northland Utilities Enterprises
ATCO Utility Services
Northland Utilities (NWT)
Northland Utilities (Yellowknife)
LOGISTICS & ENERGY SERVICES
ATCO Midstream
ATCO Frontec
ATCO Frontec Property Mgmt.
ATCO Frontec Security Services
Nasittuq
ATCO Frontec Services (USA)
Tornait Services
ATCO Frontec Services
ATCO Airports
ATCO Frontec Logistics
ATCO Frontec (Australia)
ATCO Travel
TECHNOLOGIES
ATCO I-Tek Business Services
ASHCOR
Genics
ATCO I-Tek
ATCO Singlepoint
Corporation
Business Division
Solid line indicates reporting and ownership structure
Solid blue line indicates regulated companies
Dotted line indicates reporting structure only

Directors and Officers

DIRECTORS

Robert T. Booth (2)(3)
Partner, Bennett Jones LLP, Calgary, Alberta

William L. Britton, *Q.C.* (1)
Partner, Bennett Jones LLP, Calgary, Alberta

Brian P. Drummond (1)(4)
Corporate Director, Montreal, Quebec

Basil K. French (2)(3)
President, Karusel Management Ltd., Calgary, Alberta

Linda A. Heathcott
Executive Vice President, Spruce Meadows, Calgary, Alberta

William R. Horton (2)(3)
Corporate Director, Winfield, British Columbia

Helmut M. Neldner (1)(2)(3)(4)
Corporate Director, Westerose, Alberta

Larry R. Shaben
Chairman, Western New Ventures Capital Corporation, Edmonton, Alberta

Nancy C. Southern
Co-Chairman & Chief Executive Officer, Canadian Utilities Limited

Ronald D. Southern, *C.B.E., C.M., LL.D.*
Co-Chairman & Chief Executive Officer, Canadian Utilities Limited

D. Logan Tait, *F.R.I., F.C.A.* (3)(4)
President, Tait Management Services Ltd., Lethbridge, Alberta

Craighton O. Twa
President & Chief Operating Officer, Canadian Utilities Limited

Charles W. Wilson (2)(3)
Corporate Director, Evergreen, Colorado

OFFICERS

Ronald D. Southern
Co-Chairman of the Board & Chief Executive Officer

Nancy C. Southern
Co-Chairman of the Board & Chief Executive Officer

Craighton O. Twa
President & Chief Operating Officer

James A. Campbell
Senior Vice President, Finance & Chief Financial Officer

Denis M. Ellard
Senior Vice President, Corporate Development

Susan R. Werth
Senior Vice President & Chief Administration Officer

Dale R. Cawsey
Vice President, Human Resources & Corporate Secretary

D. Terrence Davis
Vice President, Internal Audit

Siegfried W. Kiefer
Vice President, Information Technology & Chief Information Officer

Ladis J. Vegh
Vice President, Insurance

Karen M. Watson
Vice President, Finance & Controller

Walter A. Kmet
Vice President

Charles S. McConnell
Treasurer

Pat Spruin
Assistant Corporate Secretary & Manager, Corporate Secretarial

MANAGING DIRECTORS AND PRESIDENTS OF PRINCIPAL OPERATING SUBSIDIARIES

Gary K. Bauer
Managing Director, Power Generation
President, ATCO Power Ltd.

Paul F. Blaha
President, Genics Inc.

Richard (Rick) J. Brouwer
President, ATCO Midstream Ltd.

J.Richard (Dick) Frey
Managing Director, Utilities
President, ATCO Electric Ltd. & ATCO Gas

J.Douglas (Doug) Graham
President, ATCO Pipelines

Siegfried W. Kiefer
Managing Director, Technologies

Roberta (Bobbi) L. Lambright
President, ATCO I-Tek

Vaughan Payne
President, ATCO Travel Ltd.

Joseph (Joe) J. Schnitzer
President, ASHCOR Technologies Ltd.

Michael M. Shaw
Managing Director, Logistics & Energy Services
President, ATCO Frontec Corp.

(1) Member of the Corporate Governance-Nomination, Succession and Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Risk Review Committee
(4) Member of the Pension Fund Committee

Share Owners' Information

Canadian Utilities Limited

INCORPORATION

Canadian Utilities Limited was incorporated under the laws of Canada on May 18, 1927 and was continued under the Canada Business Corporations Act by Articles of Continuance on August 15, 1979.

ANNUAL MEETING

The Annual Meeting of Share Owners will be held at 10:00 a.m., M.D.T. Wednesday, May 8, 2002 at The Fairmont Hotel MacDonald, 10065–100th Street, Edmonton, Alberta.

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

COUNSEL

Bennett Jones LLP
Calgary, Alberta

TRANSFER AGENT AND REGISTRAR

Class A Non-Voting and
Class B Common Shares and
Second Preferred
(Series Q, R and S) Shares
CIBC Mellon Trust Company
Montreal/Toronto/Calgary/Vancouver

TRUSTEE AND REGISTRAR

Debentures
CIBC Mellon Trust Company
Montreal/Toronto/Winnipeg/
Calgary/Vancouver

STOCK EXCHANGE LISTINGS

Class A non-voting Symbol CU
Class B common Symbol CU.X
Listing: The Toronto Stock Exchange

CUMULATIVE REDEEMABLE SECOND PREFERRED SHARES

5.90% Series Q CU.PR.T
5.30% Series R CU.PR.V
6.60% Series S CU.PR.D
Listing: The Toronto Stock Exchange

ATCO GROUP ANNUAL REPORTS

Annual Reports to Share Owners and Management's Discussion and Analysis for Canadian Utilities Limited and its parent company, ATCO Ltd., are available upon request from:

ATCO Ltd. & Canadian Utilities Limited
1500, 909 – 11th Avenue SW
Calgary, Alberta T2R 1N6
Telephone: (403) 292-7500
Website: www.canadian-utilities.com

SHARE OWNER INQUIRIES

Dividend information and other inquiries concerning Shares should be directed to:

CIBC Mellon Trust Company
Stock Transfer Department
600 The Dome Tower
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1
Telephone: 1-800-387-0825
E-mail: inquiries@cibcmellon.com

Printed in Canada

Canadian Utilities Limited
1500, 909 –11th Avenue SW
Calgary, Alberta T2R 1N6
Telephone: (403) 292-7500
Fax: (403) 292-7532

www.canadian-utilities.com